SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements For the nine -month period beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005.

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month period

ended March 31, 2006

Fiscal year No.116 beginning July 1, 2005

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	61.62%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	780,423,632	78,042,363	78,042,363

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2006 and June 30, 2005

	03.31.06 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	33,149,173	24,961,116
Investments (Note 4.b)	38,041,970	41,712,702
Accounts receivable, net (Note 4.d)	93,864,870	56,195,415
Other receivables and prepaid expenses (Note 4.e)	40,789,895	32,075,756
Inventory (Note 4.f)	7,772,686	888,118

Total Current Assets	213,618,594	155,833,107

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	31,616,318	7,698,839
Other receivables and prepaid expenses, net (Note 4.e)	12,419,576	11,402,424
Inventory, net (Note 4.f)	27,621,094	49,463,083
Fixed assets, net (Note 4.g)	967,831,482	981,266,154
Investments, net (Note 4.c)	33,241,421	20,064,809
Intangible assets, net (Note 4.h)	6,619,437	5,289,732

Subtotal Non-Current Assets	1,079,349,328	1,075,185,041

Goodwill, net (Note 4.i)	13,307,858	16,876,670

Total Non Current Assets	1,092,657,186	1,092,061,711

Total Assets	1,306,275,780	1,247,894,818

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	89,786,634	49,992,145
Short-term debt (Note 4.k)	56,803,166	56,417,505
Salaries and social security payable (Note 4.l)	5,636,586	8,443,939
Taxes payable (Note 4.m)	31,566,551	10,994,872
Customer advances (Note 4.n)	43,044,400	36,306,564
Related parties (Note 5)	5,794,985	3,760,530
Dividends payable (Note 5)	39,000	39,000
Other liabilities (Note 4.o)	8,926,093	10,575,022

Total Debts	241,597,415	176,529,577

Provisions (Note 4.p)	548,050	2,032,500

Total Current Liabilities	242,145,465	178,562,077

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	1,216,947	1,870,602
Long-term debt (Note 4.k)	158,335,283	175,139,901
Taxes payable (Note 4.m)	13,742,310	8,463,670
Customer advances (Note 4.n)	43,331,282	39,264,344
Related parties (Note 5)	924,600	1,732,200
Other liabilities (Note 4.o)	11,090,414	13,829,834

Total debts	228,640,836	240,300,551

Provisions (Note 4.p)	10,781,854	10,606,121

Total Non-Current Liabilities	239,422,690	250,906,672

Total Liabilities	481,568,155	429,468,749

Minority interest	30,150,542	27,418,496

SHAREHOLDERS´ EQUITY	794,557,083	791,007,573

Total Liabilities and Shareholders´ Equity	1,306,275,780	1,247,894,818

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	03.31.06 (Notes 1 and 3) Ps.	03.31.05 (Notes 1 and 3) Ps.
Revenues:
Leases and services	155,523,583	118,006,934
Credit card operations	89,996,690	43,589,941
Other	23,023,101	83,648

Total revenues	268,543,374	161,680,523

Costs:
Leases and services	(55,079,923)	(47,083,182)
Credit card operations	(30,395,396)	(15,600,202)
Other	(18,692,608)	(120,978)

Total costs	(104,167,927)	(62,804,362)

Gross profit (loss):
Leases and services	100,443,660	70,923,752
Credit card operations	59,601,294	27,989,739
Other	4,330,493	(37,330)

Total gross profit	164,375,447	98,876,161

Selling expenses	(31,627,081)	(16,728,176)
Administrative expenses	(32,285,296)	(18,468,354)
Net income in credit card trust	2,116,253	393,481
Gain from valuation of inventories at fair market value	3,113,311	—

Subtotal	(58,682,813)	(34,803,049)

Operating income	105,692,634	64,073,112

Net loss on equity investments	(490,159)	(561,841)

Amortization of goodwill	(3,568,812)	(3,620,097)

Financial gain generated by assets:
Interest income	4,807,620	3,177,420
Exchange differences	1,617,835	378,590
Interests with related parties (Note 5)	5,040	5,327

Subtotal	6,430,495	3,561,337

Financial (loss) gain generated by liabilities:
Gain from derivative instruments	—	5,222,272
Interest expense	(5,131,730)	(9,765,030)
Gain on early redemption of loans	—	2,387,133
Exchange differences, net	(1,772,188)	787,519
Interest and exchange differences with related parties (Note 5)	(20,240,705)	(9,069,117)
Other interests	(355,179)	(556,782)
Loss on early redemption of senior Notes	—	(213,228)
Interests on taxes payables	(255,224)	(214,918)

Subtotal	(27,755,026)	(11,422,151)

Financial results, net	(21,324,531)	(7,860,814)

Other expenses, net (Note 4.q.)	(1,121,921)	(533,149)

Income before taxes and minority interest	79,187,211	51,497,211

Income tax	(42,435,477)	(28,469,657)
Minority interest	(4,202,224)	(1,786,928)

Net income	32,549,510	21,240,626

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	03.31.06 (Notes 1 and 3) Ps.	03.31.05 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	49,714,480	68,296,467
Cash and cash equivalents as of the end of the period	55,754,631	38,806,393

Net increase (decrease) in cash and cash equivalents	6,040,151	(29,490,074)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	32,549,510	21,240,626
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	11,111,373	(4,254,383)
• Gain on early redemption of loans	—	(2,387,132)
• Depreciation of fixed assets	46,791,589	42,855,423
• Amortization of impairment of fixed assets	(90,749)	(511,060)
• Amortization of impairment of intangible assets	(114,123)	(65,869)
• Amortization of intangible assets	1,177,146	645,673
• Amortization of goodwill	3,568,812	3,620,097
• Amortization of deferred financier cost	54,362	1,093,968
• Charge for doubtful receivables	1,648,680	—
• Condominium expenses	5,164,248	1,614,256
• Charge (recovery) of provision for contingencies	694,841	(28,859)
• Charge of allowance for doubtful accounts	6,997,897	1,632,818
• Gain from valuation of inventories at fair market value	(3,113,311)	—
• Net loss in credit card drust	324,254	808,284
• Loss on early redemption of senior Notes	—	213,228
• Stamp tax	455,758	—
• Provision for directors´ fees	3,956,418	—
• Accrual for leases advances	(2,427,718)	—
• Minority interest	490,159	561,841
• Net loss in equity investments	4,202,224	1,786,928
• Tax on personal assets of shareholders	439,212	1,546,440
• Income tax	42,435,477	28,469,657

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Increase in accounts receivable	(71,747,716)	(32,969,952)
• Increase in other receivables and prepaid expenses	(8,925,084)	(6,130,008)
• Increase in intangible assets	(2,404,528)	(2,038,337)
• Decrease (increase) in inventory	18,070,732	(621,460)
• Increase in trade accounts payable	38,635,933	9,621,337
• Increase in customer advances	10,804,774	12,670,312
• Decrease in taxes payable	(3,798,154)	(5,257,450)
• Decrease in salaries and social security payable	(2,807,353)	(1,495,386)
• (Decrease) increase in provision for contingencies	(2,003,558)	279,173
• Decrease in other liabilities	(5,917,049)	(3,104,199)
• Increase in related parties	2,021,763	1,357,189
• Increase in accrued interest	(2,112,105)	(8,750,471)

Net cash provided by operating activities	126,133,714	62,402,684

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(39,781,695)	(39,786,439)
• Guarantee deposit	(8,610,000)	—
• Contributions for the setting up of companies	—	(4,163,271)
• Increase in investments	(14,469,562)	(135,229)
• Loans granted to related parties	(325,000)	—

Net cash used in investing activities	(63,186,257)	(44,084,939)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts	1,415,671	—
• Payment of seller financing - Mendoza Plaza Shopping S.A.	(5,149,834)	—
• Loans payment	(22,937,965)	(62,645,559)
• Dividends payment	(29,000,000)	(17,895,663)
• Dividends payment to minority interest	—	523,678
• Payments of loans received from related parties	(765,000)	(6,932,886)
• Payment minority interest from capital reduction of subsidiaries	(1,470,178)	—
• Proceeds from short term debt	1,000,000	40,189,967

Net cash used in financing activities	(56,907,306)	(47,807,819)

Net increase (decrease) in cash and cash equivalents	6,040,151	(29,490,074)

(1)	Includes cash and baks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	03.31.06 Ps.	03.31.05 Ps.
Additional information
Cash paid during the period for:
– Interest	22,273,900	25,711,697
– Income tax	589,417	812,950

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	5,274,138
– Increase in intangible assets though a decrease in fixed assets	—	2,126,183
– Increase in inventory though a decrease in intangible assets	—	18,332
– Increase in inventory though a decrease in fixed assets	—	3,311,599
– Increase in fixed assets though a decrease in other receivables	—	103,318
– Increase in fixed assets through a decrease in long-term investments	—	596,076
– Increase in fixed assets through an increase in trade accounts payable	—	1,481,933
– Increase of fixed assets due to capitalization of interest pending payment	—	481,931
– Increase in other receivables and prepaid expenses through a decrease in intangible assets	11,800	—
– Increase in other receivables and prepaid expenses through a decrease in fixed assets	71,073	—

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flow (Continued)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	03.31.06 Ps.	03.31.05 Ps.
Acquisitions of subsidiary company:
Accounts receivable	—	1,489,784
Other receivables and prepaid expenses	—	4,761,320
Fixed assets	—	86,931,150
Intangible assets	—	12,034
Trade accounts payable	—	(982,744)
Customer advances	—	(3,325,215)
Short-term and long-term debt	—	(38,177,589)
Related parties	—	(3,133,200)
Salaries and social security payable	—	(202,946)
Taxes payable	—	(754,481)
Dividends payable (includes Ps. 75,000 payable to Alto Palermo S.A. (APSA))	—	(300,000)
Other liabilities	—	(16,181,683)
Provisions	—	(4,458,494)

Total net non-cash assets acquired	—	25,677,936

Cash and cash equivalents acquired	—	1,238,417

Total net assets acquired	—	26,916,353

Minority interest	—	(8,397,900)
Equity value before the acquisition	—	(5,087,188)
Higher value of fixed assets acquired	—	1,557,846

Purchase price of acquired subsidiary company	—	14,989,111

Cash and equivalents acquired	—	(1,238,417)
Seller financing	—	(9,587,423)

	—	4,163,271

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the nine- month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has consolidated its Balance Sheets at March 31, 2006 and June 30, 2005 and the statements of income and cash flows for the nine-month periods ended March 31, 2006 and 2005 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the nine-month periods ended to March 31, 2006 and 2005 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the nine-month periods ended March 31, 2006 and 2005 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The unaudited consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these unaudited financial statements until February 28, 2003 was the domestic wholesale price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closure dates for the financial statements for consolidation purposes
Company	03.31.06	03.31.05
Emprendimiento Recoleta S.A.	51	51	03.31.06
Tarshop S.A.	80	80	03.31.06
Shopping Neuquén S.A.	94.623	94.623	03.31.06
Inversora del Puerto S.A.	99.9917	99.9917	03.31.06
Alto Research and Development S.A. (Formerly Alto Invest S.A.) (1)	—	99.9999	03.31.06
Shopping Alto Palermo S.A.	99.9999	99.9999	03.31.06
Fibesa S.A.	99.9999	99.9999	03.31.06
Mendoza Plaza Shopping S.A. (2)	85.40	68.80	03.31.06
Conil S.A.	50	—	03.31.06

(1)	Merged society with APSA taking effect as from 06/01/05.
(2)	The Company consolidates with Mendoza Plaza Shopping S.A. as from 10/01/04.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the unaudited basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when accrued.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.9999% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at period-end and time deposits valued at face value plus accrued interest.

b.2.	Interest in other companies

Includes the investment in E-Commerce Latina S.A., which has been accounted for under the equity method. It also includes retained interests in transferred credit card receivables and Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A.

c.	Goodwill

It includes the acquisition value of Shopping Center “Alto Palermo Shopping”.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	03.31.06 Ps.	06.30.05 Ps.
Cash in local currency	1,792,360	1,877,650
Cash in foreign currency	2,410,605	1,839,228
Banks in local currency	14,295,973	6,436,660
Banks in foreign currency	12,934,687	12,702,123
Banks - saving accounts	1,715,548	2,105,455

Total cash and banks	33,149,173	24,961,116

b) Current investments:

	03.31.06 Ps.	06.30.05 Ps.
Mutual funds	18,487,052	18,714,676
Retained interests in transferred credit card receivables (i)	13,060,517	10,634,316
Time deposits in local currency	4,118,406	6,038,688
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	2,338,195	2,841,985
BONTE 2006 bonds (i)	37,800	38,478
LEBACS bonds (i)	—	3,444,559

Total current investments	38,041,970	41,712,702

(i)	Not considered as cash equivalent for purpose of the unaudited consolidated statements of cash flows.

c) Non-current investments, net:

	03.31.06 Ps.	06.30.05 Ps.
Non-current
Retained interests in transfered credit card receivables- Tarshop S.A. trust	30,529,728	19,033,594
Garantizar S.G.R. Fund	1,269,168	—
Trust debt securities – Tarshop S.A. trust	1,124,325	222,860
E-Commerce Latina S.A.	318,200	808,355

Total non-current investments, net	33,241,421	20,064,809

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d) Accounts receivable, net:

	03.31.06 Ps.	06.30.05 Ps.
Current
Tarshop S.A. Credit card receivables	57,278,870	28,836,500
Checks to be deposited	24,529,546	20,318,949
Leases and services receivables	15,908,365	15,652,309
Pass-through expenses receivables	7,124,715	5,108,278
Receivables from the sale of Alcorta Plaza´s land	5,855,850	—
Notes receivable	2,028,520	1,517,963
Mortgage receivable – Torres Abasto	368,800	353,115
Debtors under legal proceedings	21,566,257	21,752,565
Credit card receivable	23,164	22,963
Less:
Allowance for doubtful accounts	(40,819,217)	(37,367,227)

Total	93,864,870	56,195,415

Non-current
Credit card receivables	20,312,537	7,898,673
Receivables from the sale of Alcorta Plaza´s land	11,711,700	—
Mortgage receivable – Torres Abasto	654,034	769,385
Notes receivable	106,563	—
Less:
Allowance for doubtful accounts	(1,168,516)	(969,219)

Total	31,616,318	7,698,839

Total accounts receivable, net	125,481,188	63,894,254

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e) Other receivables and prepaid expenses, net:

	03.31.06 Ps.	06.30.05 Ps.
Current
Guarantee deposits	9,467,587	275,340
Prepaid expenses	6,658,606	4,643,461
Related parties (Note 5)	5,300,704	2,172,003
Prepaid services	2,937,784	1,612,785
Expenses to be recovered for damages	7,438,288	—
Asset tax credits	3,331,016	15,442,360
Other tax credits	1,836,398	978,871
Credit Card trust guarantee fund	1,108,701	4,089,823
Prepaid gross revenues tax	939,140	1,037,331
Income tax, net	628,387	867,562
Other prepaid taxes	577,404	322,220
Other	565,880	634,000

Total	40,789,895	32,075,756

Non-Current
Deferred income tax	6,664,632	7,752,542
Credit Card trust guarantee fund	3,974,510	2,062,490
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable under legal proceedings	(2,208,275)	(2,208,275)
Prepaid gross sales tax	896,684	782,445
Prepaid expenses	324,709	315,250
Value Added Tax (VAT) receivable	265,316	252,438
Asset tax credits	245,448	202,087
Guarantee deposits	27,377	14,235
Other	20,900	20,937

Total	12,419,576	11,402,424

Total other receivables and prepaid expenses, net	53,209,471	43,478,180

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f) Inventory, net:

	03.31.06 Ps.	06.30.05 Ps.
Current
Torres de Rosario	6,940,745	—
Torres de Abasto	517,599	517,599
Resale merchandise	303,629	301,695
Other	10,713	68,824

Total	7,772,686	888,118

Non-Current
Torres de Rosario	15,481,054	19,274,596
Air space Supermercado Coto – Agüero 616	11,695,040	11,695,040
Avellaneda, land	445,000	445,000
Alcorta Plaza	—	18,048,447

Total	27,621,094	49,463,083

Total Inventory, net	35,393,780	50,351,201

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4 : (Continued)

g) Fixed assets, net:

	03.31.06 Ps.	06.30.05 Ps.
Properties:
Shopping Centers:
Alto Palermo	197,561,346	210,822,252
Abasto	190,123,276	195,799,240
Patio Bullrich	110,798,450	115,343,975
Alto Avellaneda	85,985,623	98,749,548
Mendoza Plaza Shopping	87,150,929	83,705,820
Alto Rosario	80,049,467	80,826,675
Paseo Alcorta	63,200,916	65,815,952
Alto NOA	29,516,571	30,883,349
Buenos Aires Design	19,086,547	20,935,251
Caballito project	31,065,414	31,065,414
Facilities	14,351,851	14,026,374
Other properties	12,315,377	11,353,209
Neuquén project	9,987,019	9,987,019
Furniture and fixture	4,953,371	4,728,898
Computer equipment	4,208,571	3,905,347
Software	4,187,013	779,543
Leasehold improvements	3,107,560	1,429,132
Vehicles	82,032	100,963
Suppliers advances on purchase of fixed assets	16,340,670	—

Work in progress:
- Alto Rosario	1,686,872	—
- Abasto	1,256,523	—
- Office improvements	551,347	—
- Patio Bullrich	262,002	258,373
- Tarshop S.A.	2,735	749,820

Total Fixed assets, net	967,831,482	981,266,154

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h) Intangible assets, net:

	03.31.06 Ps.	06.30.05 Ps.
Pre-operating expenses	6,430,448	5,062,891
Trademarks	188,989	226,841

Total Intangible assets, net	6,619,437	5,289,732

i) Goodwill, net:

	03.31.06 Ps.	06.30.05 Ps.
- Fibesa S.A.	9,068,524	10,608,513
- Shopping Alto Palermo S.A.	3,694,265	5,541,397
- Tarshop S.A.	545,069	726,760

Total Goodwill, net	13,307,858	16,876,670

j) Trade accounts payable:

	03.31.06 Ps.	06.30.05 Ps.
Current
Suppliers	79,858,491	43,733,267
Accruals	8,782,736	5,209,859
Foreign suppliers	1,023,095	971,616
Other	122,312	77,403

Total	89,786,634	49,992,145

Non-current
Foreign suppliers	1,216,947	1,870,602

Total	1,216,947	1,870,602

Total Trade accounts payable	91,003,581	51,862,747

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

k) Short-term and long-term debt:

	03.31.06 Ps.	06.30.05 Ps.
Current
– Banks
Syndicated loan	25,000,000	25,000,000
Deutsche Bank Trust Company Americas loan	9,246,000	8,661,000
Bank Boston loan	2,800,000	1,800,000
Industrial de Azul loan	—	1,000,000
Overdrafts	1,415,671	—
Bank Interests	1,186,662	1,631,407
Interest payable to credit card trust	1,026,602	—
Other	403,541	381,126

Subtotal	41,078,476	38,473,533

– Financial
Seller financing – Shopping Neuquén S.A.	6,298,164	5,594,518
Accrued interest for Seller financing – Shopping Neuquén S.A.	1,067,877	826,765
Seller financing – Mendoza Plaza Shopping S.A.	5,293,674	4,746,301
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	2,957,137	6,133,192
Mortgage loans (Note 7)	41,791	41,791
Other	66,047	601,405

Subtotal	15,724,690	17,943,972

Total	56,803,166	56,417,505

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	03.31.06 Ps.	06.30.05 Ps.
Non current
– Banks
Syndicated loan	12,500,000	25,000,000
Deutsche Bank Trust Company Americas loan	—	8,661,000

Subtotal	12,500,000	33,661,000

– Financial
Unsecured convertible Notes (US$ 50 million) (Note 5)	145,720,750	136,500,911
Deferred financing costs	—	(51,563)
Seller financing - Mendoza Plaza Shopping S.A.	—	5,029,553
Other	114,533	—

Subtotal	145,835,283	141,478,901

Total	158,335,283	175,139,901

Total short-term and long-term debt	215,138,449	231,557,406

l) Salaries and social security payable:
	03.31.06 Ps.	06.30.05 Ps.
Provision for vacation and bonuses	4,141,642	5,423,491
Social security payable	1,220,286	1,370,106
Salaries payable	80,729	1,395,176
Other	193,929	255,166

Total salaries and social security payable	5,636,586	8,443,939

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

m) Taxes payable:

	03.31.06 Ps.	06.30.05 Ps.
Current
Income tax	21,843,031	3,198,346
Value Added Tax (VAT) payable, net	4,782,533	3,871,201
Other tax withholdings	1,728,126	1,516,641
Gross revenues tax provision	894,225	850,081
Provision for tax on personal assets of shareholders	672,433	233,221
Other taxes payable	660,919	194,301
Gross revenues tax withholdings	322,816	273,000
Asset tax payable, net	272,848	416,326
Turn over tax accrued (not claimable)	204,955	—
Tax amnesty plan for gross revenues tax payable	166,952	169,039
Other	14,026	56,962
Provision for property tax	3,687	215,754

Total	31,566,551	10,994,872

Non current
Deferred income tax	11,624,548	6,632,596
Tax amnesty plan for gross revenues tax payable	1,707,852	1,831,074
Turn over tax accrued (not claimable)	409,910	—

Total	13,742,310	8,463,670

Total taxes payable	45,308,861	19,458,542

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

n) Customer advances:

	03.31.06 Ps.	06.30.05 Ps.
Current
Admission rights	22,941,616	18,041,169
Lease and pass-through expenses advances	17,847,003	17,198,875
Advance for the sale of Rosario land	2,201,478	1,006,218
Guarantee deposits	54,303	60,302

Total	43,044,400	36,306,564

Non-current
Admission rights	30,537,945	26,060,797
Lease advances	12,740,073	13,150,283
Guarantee deposits	53,264	53,264

Total	43,331,282	39,264,344

Total customer advances	86,375,682	75,570,908

o) Other liabilities:

	03.31.06 Ps.	06.30.05 Ps.
Current
Provisions for directors fees (Note 5)	4,265,535	5,216,591
Advances to directors (Note 5)	(309,117)	(204,177)
Donations payable (Note 5)	3,960,000	3,960,000
Contributed leasehold improvements (Note 10)	525,525	525,525
Withholdings and guarantee deposits	211,301	428,709
Unearned income (Note 9)	—	109,934
Other	272,849	538,440

Total	8,926,093	10,575,022

Non-current
Contributed leasehold improvements (Note 10)	11,078,314	11,472,466
Directors’ guarantee deposits (Note 5)	12,000	12,000
Unearned income (Note 9)	—	2,345,268
Other	100	100

Total	11,090,414	13,829,834

Total Other liabilities	20,016,507	24,404,856

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

p) Provisions:

	03.31.06 Ps.	06.30.05 Ps.
Current:
Provisions for contingencies	548,050	2,032,500

Total	548,050	2,032,500

Non current:
Provisions for contingencies	10,781,854	10,606,121

Total	10,781,854	10,606,121

Total Provisions	11,329,904	12,638,621

q) Other expenses, net:

	03.31.06 Ps.	03.31.05 Ps.
Accrual of lease advances (Note 9)	2,427,718	—
Charge of doubtful receivables	(1,648,680)	—
Tax on personal assets of shareholders (Note 5)	(439,212)	(1,546,440)
(Change) recovery of Provision for contingencies	(388,633)	515,923
Donations	(37,078)	(42,794)
Other	(1,036,036)	540,162

Total other expenses, net	(1,121,921)	(533,149)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5 BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			03.31.2006 Ps.	03.31.2005 Ps.	03.31.2006 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	906,372	153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(13,389,173)	(6,042,143)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(185,736)	(613,047)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,983,145)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(97,817,323)	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	261,147	53,651	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(19,000)	(67,801)	—	—
IRSA Inversiones y representaciones Sociedad Anónima	Shareholder	Interest income	—	2,773	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(5,282)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(969,584)	(2,007,041)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,686,035)	(44,668,911)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(6,527,234)	(2,951,291)	—	—
Other Shareholders	Shareholders	Other expenses, net Tax on personal assets of shareholders	(439,212)	(1,546,440)	—	—

	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	22,851	19,406
E-Commerce Latina S.A.	Equity investee	Administration fees	4,500	4,500	—	—
E-Commerce Latina S.A.	Equity investee	Related parties results	(490,159)	(561,841)	—	—
E-Commerce Latina S.A.	Equity investee	Equit investment	—	—	318,200	808,355
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	519,355	139,374
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(187,067)	(187,936)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	31,500	31,500	—	—
Altocity.com.S.A	Subsidiary of E-commence Latina S.A	Interest income	5,040	—	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

5. (CONTINUED)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			03.31.2006 Ps.	03.31.2005 Ps.	03.31.2006 Ps.	06.30.2005 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	40	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(132,844)	(84,718)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(302,998)	(445,819)	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	(116,216)	(161,118)
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	(914,671)	(1,322,481)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	641,550	232,153
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,268,452)	(39,099)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	465,490	144,633	—	—
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	24,632
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(20,019)	(13,194)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(3,497)	(2,250)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(163,891)	(218,120)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(487,600)	(371,840)	—	—
Metroshop S.A.	Tashop S.A. joint control	Other current receivables and prepaid expenses	—	—	2,597,648	826,676
Metroshop S.A.	Tashop S.A. joint control	Current payable with related parties	—	—	(1,120,159)	(214,084)
Metronec S.A.	Trashop S.A. Equity investee	Current payable with related parties	—	—	(731,856)	(125,791)
Loans to personnel	Employees	Other current receivables and prepaid expenses	—	—	517,690	320,529
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables and prepaid expenses	—	—	89,206	454,310
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(950,577)	(773,410)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	(924,600)	(1,732,200)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences with related parties	(294,542)	(62,938)	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Dividends payable	—	—	(39,000)	(39,000)
Directors	Directors	Short-term debt	—	—	(3,956)	(8,211)
Directors	Directors	Long-term debt	—	—	(195,078)	(182,736)
Directors	Directors	Interests and exchange differences with related parties	(26,702)	(11,437)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

5. (CONTINUED)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			03.31.2006 Ps.	03.31.2005 Ps.	03.31.2006 Ps.	06.30.2005 Ps.
Directors and management	Directors	Other current liabilities	—	—	(3,956,418)	(5,012,414)
Directors and management	Directors	Other current receivables and prepaid expenses	—	—	160	160
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(4,746,211)	(686,412)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(3,960,000)	(3,960,000)
Ritelco S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	—	2,554	—	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	2,338,195	2,841,985
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	5,816	1,040
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(452)	(940)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,314)	(20,902)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(3,054)	(1,308)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 03.31.06 Ps.	Total as of 03.31.05 Ps.
Revenues	156,189,399	89,996,690	23,023,101	269,209,190	(665,816)	268,543,374	161,680,523
Costs	(55,083,881)	(31,629,303)	(18,688,650)	(105,401,834)	1,233,907	(104,167,927)	(62,804,362)

Total gross profit as of 03.31.06	101,105,518	58,367,387	4,334,451	163,807,356	568,091	164,375,447	—

Total gross profit (loss) as of 03.31.05	71,180,040	26,916,588	(37,330)	98,059,298	816,863	—	98,876,161

Expenses:
Selling expenses	(9,713,534)	(20,991,806)	(921,741)	(31,627,081)	—	(31,627,081)	(16,728,176)
Administrative expenses	(13,388,484)	(18,770,181)	(126,631)	(32,285,296)	—	(32,285,296)	(18,468,354)
Net income in credit card trust	—	2,116,253	—	2,116,253	—	2,116,253	393,481
Gain from valuation of inventories at fair market value	—	—	3,113,311	3,113,311	—	3,113,311	—

Operating income 03.31.06	78,003,500	20,721,653	6,399,390	105,124,543	568,091	105,692,634	—

Operating income (loss) 03.31.05	56,043,340	7,477,297	(264,388)	63,256,249	816,863	—	64,073,112

Net loss in equity investments	—	—	(490,159)	(490,159)	—	(490,159)	(561,841)
Amortization of goodwill	(3,387,122)	(181,690)	—	(3,568,812)	—	(3,568,812)	(3,620,097)
Financial results, net	(21,147,348)	71,964	318,944	(20,756,440)	(568,091)	(21,324,531)	(7,860,814)
Other expense, net	(1,062,000)	(57,499)	(2,422)	(1,121,921)	—	(1,121,921)	(533,149)

Net income before taxes and minority interest 03.31.06	52,407,030	20,554,428	6,225,753	79,187,211	—	79,187,211	—

Net income (loss) before taxes and minority interest 03.31.05	44,185,733	8,056,491	(745,013)	51,497,211	—	—	51,497,211

Income tax	(29,452,874)	(7,048,631)	(5,933,972)	(42,435,477)	—	(42,435,477)	(28,469,657)
Minority interest	(1,464,727)	(2,737,497)	—	(4,202,224)	—	(4,202,224)	(1,786,928)

Net income 03.31.06	21,489,429	10,768,300	291,781	32,549,510	—	32,549,510	—

Net income (loss) 03.31.05	18,129,318	3,755,807	(644,499)	21,240,626	—	—	21,240,626

Depreciation and amortization 03.31.06 – (nine month)	49,962,240	1,370,798	—	51,333,038	—	51,333,038	—

Depreciation and amortization 06.30.05- (twelve month)	62,260,044	1,173,502	—	63,433,546	—	—	63,433,546

Additions of fixed assets 03.31.06- (nine month)	36,925,484	2,856,211	—	39,781,695	—	39,781,695	—

Additions of fixed assets 06.30.05- (twelve month)	50,984,383	2,462,705	—	53,447,088	—	—	53,447,088

Non-current investments as of 03.31.06	—	—	318,200	318,200	—	318,200	—

Non-current investments as of 06.30.05	—	—	808,355	808,355	—	—	808,355

Operating assets as of 03.31.06	946,958,002	74,043,827	52,791,616	1,073,793,445	—	1,073,793,445	—

Operating assets as of 06.30.05	959,338,889	31,537,807	51,255,612	1,042,132,308	—	—	1,042,132,308

Non operating assets as of 03.31.06	174,741,516	61,086,830	960,131	236,788,477	(4,306,142)	232,482,335	—

Non operating assets as of 06.30.05	167,880,436	42,889,870	1,382,121	212,152,427	(6,389,917)	—	205,762,510

Total assets as of 03.31.06	1,121,699,518	135,130,657	53,751,747	1,310,581,922	(4,306,142)	1,306,275,780	—

Total assets as of 06.30.05	1,127,219,325	74,427,677	52,637,733	1,254,284,735	(6,389,917)	—	1,247,894,818

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business, E-commerce Latina S.A. equity investment and results generated from the creation, updating and exploitation of information services and corporate, commercial and economic training services.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

•	At March 31, 2006, Shopping Neuquén S.A. included Ps. 41,791 from a mortgage on the land purchased for Ps. 3,313,620 within the short-term debt caption.

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 8: (Continued)

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period on the basis of the financial statements issued by the Trusts.

NOTE 9: UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926,200, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the store that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2,427,718, due to accelerated depreciation which is shown in “Other expenses, net” of the statement of income.

NOTE 10: CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over the term of the contract. At closing the amount of Ps. 238,249 was pending of accrual.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 10: (Continued)

In March 1996 Village Cinema S.A. inaugurated ten theatres in the multiple. cinema system, with an approximate surface of 4,100 s.q.m. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,835,081 was pending of accrual.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j to the basic unaudited financial statements.

NOTE 11: NEUQUEN PROJECT

On July 6, 1999 the Company acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. The Company paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the Shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of March 31, 2006 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a Shopping center would be built. The project included the building of a Shopping center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Nequén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance No. 5178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 11: (Continued)

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting –among other issues- the annulment of Decrees 1,437/2002 and 585/2003 that the Municipal Executive issued on a timely basis.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of March 31, 2006 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved, the Municipality of Neuquén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 the Company was acknowledged that 85.75% of the former shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company interest.

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2005

and 2004 and ended March 31, 2006 and 2005.

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2006 and June 30, 2005

	03.31.06 (Notes 1 and 2) Ps.	06.30.05 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	10,796,645	4,873,625
Investments (Schedules D and I)	299,101	4,928,291
Accounts receivable, net (Note 3.b and Schedule G and I)	30,578,446	22,369,291
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	37,151,238	27,278,466
Inventory (Note 3.d and Schedule F)	7,679,600	795,032

Total Current Assets	86,505,030	60,244,705

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule G and I)	12,411,671	769,385
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	928,527	683,893
Inventory, net (Note 3.d and Schedule F)	27,176,094	50,041,088
Fixed assets, net (Schedule A)	642,376,269	645,363,907
Investments, net (Schedule C)	373,368,678	362,513,080
Intangible assets, net (Schedule B)	5,481,634	4,143,106

Total Non-Current Assets	1,061,742,873	1,063,514,459

Total Assets	1,148,247,903	1,123,759,164

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	10,238,196	8,619,563
Shor Short-term debt (Note 3.f and Schedules G and I)	51,787,732	52,394,571
Salaries and social security payable (Note 3.g and Schedule I)	3,085,989	4,733,770
Taxes payable (Note 3.h and Schedule I)	6,687,885	3,164,603
Customer advances (Note 3.i and Schedules G and I)	27,700,936	25,024,943
Related parties (Note 5 and Schedule I)	3,244,087	1,793,068
Other liabilities (Note 3.j and Schedule I)	6,460,214	7,755,505

Total Debts	109,205,039	103,486,023

Provisions (Note 3.k and Schedule E and I)	—	2,032,500

Total Current liabilities	109,205,039	105,518,523

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	1,216,948	1,870,602
Long-term debt (Note 3.f and Schedules G and I)	158,220,750	175,139,901
Taxes payable (Note 3.h and Schedule I)	13,579,177	8,169,995
Customer advances (Note 3.i and Schedule I)	31,306,999	30,233,703
Related parties (Note 5 and Schedule I)	34,687,427	6,473,040
Other liabilities (Note 3.j and Schedule I)	330,289	489,461

Total debts	239,341,590	222,376,702

Provisions (Note 3.k and Schedules E and I)	5,144,191	4,856,366

Total Non-Current Liabilities	244,485,781	227,233,068

Total Liabilities	353,690,820	332,751,591

SHAREHOLDERS´ EQUITY	794,557,083	791,007,573

Total Liabilities and Shareholders’ Equity	1,148,247,903	1,123,759,164

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	03.31.06 (Notes 1 and 2) Ps.	03.31.05 (Notes 1 and 2) Ps.
Revenues:
Leases and services	96,000,042	72,590,501
Other	23,023,101	51,255

Total revenues	119,023,143	72,641,756

Costs:
Leases and services (Schedule H)	(33,267,858)	(27,905,485)
Other (Schedule F)	(19,715,528)	(15,566)

Total costs	(52,983,386)	(27,921,051)

Gross profit :
Leases and services	62,732,184	44,685,016
Other	3,307,573	35,689

Total gross profit	66,039,757	44,720,705

Selling expenses (Schedule H)	(6,009,591)	(3,466,343)
Administrative expenses (Schedule H)	(10,068,424)	(5,675,827)

Subtotal expenses	(16,078,015)	(9,142,170)

Gain from valuation of inventories at fair market value	3,113,311	—

Operating income	53,075,053	35,578,535

Net income on equity investments (Note 6)	26,123,581	8,729,337

Financial gain generated by assets
Interest income from related parties (Note 5)	581,759	927,285
Income interest	2,297,272	2,269,878
Exchange differences, net	904,580	497,891

Subtotal	3,783,611	3,695,054

Financial (loss) gain generated by liabilities:
Exchange differences, net	(1,776,934)	316,222
Gain from derivative instruments	—	5,222,272
Interests and exchange differences with related parties (Note 5)	(20,557,088)	(9,059,961)
Loss on early redemption of debt	—	(87,137)
Interest expense	(5,579,630)	(6,266,871)

Subtotal	(27,913,652)	(9,875,475)

Financial results, net	(24,130,041)	(6,180,421)

Other expenses, net (Note 3.l)	(2,595,510)	(1,162,177)

Income before taxes	52,473,083	36,965,274

Income tax (Note 11)	(19,923,573)	(15,724,648)

Net income of the period	32,549,510	21,240,626

Net basic earnings per share (Note 10)	0.04171	0.0274

Net diluted earnings per share (Note 10)	0.02121	0.0121

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	Appraisal revaluation reserve Ps.	Legal reserve (Note 15) Ps.	Accumulated retained earnings Ps.	Total as of March 31, 2006 Ps.	Total as of March 31, 2005 Ps.
Balances as of the beginning of the year	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	92,594,219	791,007,573	770,373,698
Issuance of common stock from Convertible Notes	—	—	—	—	—	—	—	—	5,274,138
Dividends distributions – Shareholders Meeting	—	—	—	—	—	—	(29,000,000)	(29,000,000)	(17,895,663)
Legal Reserve – Shareholders Meeting 11.29.05	—	—	—	—	—	1,662,770	(1,662,770)	—	—
Net income for the period	—	—	—	—	—	—	32,549,510	32,549,510	21,240,626

Balances as of March 31, 2006	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	10,655,238	94,480,959	794,557,083	—

Balances as of March 31, 2005	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	80,579,445	—	778,992,799

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	03.31.06 (Notes 1 and 2) Ps.	03.31.05 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	9,801,916	33,893,584
Cash and cash equivalents at the end of the period	11,095,746	3,744,537

Increase (decrease) in cash and cash equivalents	1,293,830	(30,149,047)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	32,549,510	21,240,626
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	11,132,291	(4,446,414)
• Amortization of deferred financing costs	54,362	631,961
• Amortization of impairment of fixed assets	(90,749)	(202,394)
• Amortization of impairment of intangible assets	(114,123)	(65,869)
• Depreciation of fixed assets	26,341,340	24,387,315
• Amortization of intangible assets	1,118,686	620,142
• Charge (recovery) of provision for contingencies	680,535	(122,316)
• Charge for doubtful receivable	1,648,680	—
• Provisions for Directors’ fees	3,031,514	—
• Net income on equity investments	(26,123,581)	(8,729,337)
• Gain from valuation of inventories at fair market value	(3,113,311)	—
• Condominium expenses	4,011,182	1,342,944
• Loss on early redemption of senior notes	—	87,137
• Charge of allowance for doubtful accounts	1,430,190	417,497
• Tax on personal assets of shareholders	439,212	1,546,440
• Income tax	19,923,573	15,724,648
Changes in certain assets and liabilities, net of non-cash:
• Increase in accounts receivable	(25,292,813)	(8,653,327)
• Increase in other receivables and prepaid expenses	(8,952,451)	(10,694,736)
• Increase in intangible assets	(2,354,891)	(1,985,563)
• Decrease (Increase) in inventory	19,093,737	(605,081)
• Increase (decrease) in trade accounts payable	460,077	(1,231,712)
• Increase in customer advances	3,749,289	9,314,824
• Decrease in salaries and social security payable	(1,647,781)	(635,221)
• (Decrease) increase in taxes payable	(996,986)	751,138
• Decrease in other liabilities	(4,485,977)	(1,959,472)
• Decrease in provisions	(2,425,210)	(118,879)
• Increase in related parties	1,981,877	56,633
• Decrease in accrued interest	(2,878,332)	(2,738,340)

Net cash provided by operating activities	49,169,850	33,932,644

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(29,769,952)	(38,105,881)
• Capital reduction of subsidiaries	1,530,199	—
• Irrevocables contributions in subsidiaries	(140,000)	(175,000)
• Guarantee deposit (See Note 3.c))	(8,610,000)	—
• Decrease in loans granted to related parties	1,560,039	2,600,000
• Dividends collected	13,877,784	2,932,932
• Advanced payment for the purchase of shares	—	(5,401,688)
• Loans made to related parties	(325,000)	(39,142,793)

Net cash used in investing activities	(21,876,930)	(77,292,430)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing – Mendoza Plaza Shopping S.A	(5,149,834)	—
• Related parties loans	28,745,000	—
• Payment of short-term and long-term debt	(21,698,000)	(11,363,471)
• Payment of dividends	(29,000,000)	(13,815,757)
• Overdrafts	1,103,744	38,389,967

Net cash (used in) provided by financing activities	(25,999,090)	13,210,739

Net increase (decrease) in cash and cash equivalents	1,293,830	(30,149,047)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	03.31.06 Ps.	03.31.05 Ps.
Additional information
Cash paid during the periods for:
– Interest	19,091,893	18,737,758

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	5,274,138
– Offsetting of related parties debts and credits	1,277,991	2,682,006
– Increase in inventory through a decrease in fixed assets	—	3,311,599
– Increase in intangible assets through a decrease in fixed assets	—	2,126,183
– Increase in fixed assets through an increase in trade accounts payable	—	1,481,933
– Payment of dividends through related parties	—	4,079,906
– Increase of fixed assets due to capitalization of interest pending payment	—	481,931
– Increase in fixed assets through a decrease in other receivables and prepaid expenses	—	103,318
– Increase in inventory through a decrease in intangible assets	—	18,332
– Increase in other receivables and prepaid expenses through a decrease in intangible assets	11,800	—
– Increase in other receivables and prepaid expenses through a decrease in fixed assets	64,351	—

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the nine-month periods

ended March 31, 2006 and 2005

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the nine-month periods ended March 31, 2006 and 2005 have not been audited. The Company’s management considers they include all necessary adjustments to fairly present the results of each period.

Results for the nine-month periods ended March 31, 2006 and 2005 do not necessarily reflect the proportion the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission has issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The principal change generated by the application of these new standards is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

In accordance with the terms of the previously referred resolutions of the National Securities Commission, the Company is accordance with the new accounting standards which can be token as a temporary difference, according to the company’s criteria has decided not recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of March 31, 2006 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 88.5 million approximately, that should be charged to results of previous years for Ps.108.5 millions (loss) and to results for the period for Ps. 20 million (income),

(ii)	a decrease in assets for permanent investments of Ps. 55.3 million approximately, arising from applying such criteria to subsidiary companies, which should be charged to the results of previous year for Ps. 53 million (loss) and to results for the period for Ps. 2.3 million (loss).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the period ended March 31, 2005 have been reclassified for the purpose of comparison with the figures of the current period.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements until February 28, 2003 was the domestic wholesale price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires that the Management has to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the periods. The Management make estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

3.	Revenue recognition

3.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee, which is prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

3.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina S.A., a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A.. E-commerce Latina S.A. owns Altocity.com S.A., the main sources of revenue of this company are sales of own products and commissions from sales on consignment, monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.com S.A. under the equity method of accounting.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

For the nine-month periods ended March 31, 2006 and 2005, revenues of Altocity.com S.A. totaled Ps. 4,172,913 and Ps. 1,829,019, and net losses totaled Ps. 952,319 and Ps. 947,313, respectively.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at period/year end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of period/year.

6.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the sale and the income are valued at net realization value. The result arising from such valuation is disclosed in “Results for valuation of inventories at fair market value” of the Statement of income.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets. In addition, it includes the higher investment value paid for the purchase of the shares over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of fixed assets investments in Schedule A.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to December 31, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at each period/fiscal year-end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization and of the corresponding allowances for impairment of value. See the breakdown of intangible assets in Schedule B.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the period/fiscal year.

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A. and Fibesa S.A..

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. (Schedule C).

Amortization is shown in Note 6 and in “Net income on equity investments” in the Statements of Income.

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period/fiscal year end.

12.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

44

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

- Sundry current receivables and payables were valued at their nominal value plus financial charges accrued at the end of the period/fiscal year, where applicable.

- Asset tax has been discounted considering the best estimate of the amount to be paid or collect, respectively.

- As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the unaudited financial statements.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

- For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the period/fiscal year are shown in Schedule E.

- For impairment of assets: The Company analyzes the recovery of its non-current assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In these cases, the Company carries out for shopping centers a first comparison between the value accounted and the value of its economic use without discount. If as a result of such comparison it arises that the assets´ use value is lesser than the value accounted, a second comparison is made with the highest value between the discounted use value and the market value (recoverable value) in order to determine the impairment to be recorded. The use value is determined on the basis of projections of future cash flows. For the remaining goods (inventories and other fixed assets) the

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts the pertinent recoveries in accordance with the accounting standards requirements.

The movements of the allowance for impairment for the period ended March 31, 2006 and year ended June 30, 2005 are detailed in Schedule E.

-	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the period/fiscal year are shown in Schedule E.

At the date of issuance of these unaudited financial statements, the Management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

17.	Hedging instrument

The Company has used certain financial instruments to lower its financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions.

For details on the Company’s derivative instruments activity, see Note 9.

18.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 11.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

19.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of each period. This tax complements income tax. The Company’s tax obligation in each year coincides with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The Company has recognized asset tax provision paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

20.	Shareholders’ equity

As mentioned in Note 2.1., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7..

21.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1..

22.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted in intangible assets.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

23.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

24.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	03.31.06 Ps.	06.30.05 Ps.
Cash in local currency	293,913	205,082
Cash in foreign currency (Schedule G)	319,703	289,249
Banks in local currency	6,930,571	373,746
Banks in foreign currency (Schedule G)	3,222,368	3,975,454
Banks - saving accounts	30,090	30,094

Total Cash and Banks	10,796,645	4,873,625

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b)	Accounts receivable, net:

	03.31.06 Ps.	06.30.05 Ps.
Current
Checks to be deposited	13,619,259	12,547,699
Leases and services receivable	7,730,074	7,630,387
Receivables from the sale of Alcorta´s land (see Note 16 and Schedule G)	5,855,850	—
Pass-through expenses receivable	5,159,972	2,968,805
Notes receivable	1,158,008	888,815
Debtors under legal proceedings	15,915,928	15,885,674
Mortgage receivable Torres Abasto	368,800	353,115
Other	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(19,229,458)	(17,905,217)

Total	30,578,446	22,369,291

Non-current
Receivables from the sale of Alcorta´s land (see Note 16 and Schedule G)	11,711,700	—
Notes receivable	45,937	—
Mortgage receivable Torres Abasto	654,034	769,385

Total	12,411,671	769,385

Total accounts receivable, net	42,990,117	23,138,676

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	03.31.06 Ps.	06.30.05 Ps.
Current
Related parties (Note 5)	11,931,494	9,966,822
Expenses to be recovered for damages (Note 18)	7,438,288	—
Prepaid expenses	4,174,192	3,780,285
Guarantee deposits (i) (ii) (Schedule G)	9,289,066	130,819
Prepaid services	2,044,523	1,334,674
Other tax credits	1,102,306	739,037
Prepaid gross revenues tax	508,151	406,974
Other prepaid tax	281,028	149,344
Dividends receivables (Note 5)	75,000	75,000
Asset tax credits	—	10,152,984
Income tax, net	—	340,123
Other	307,190	202,404

Total	37,151,238	27,278,466

(i)	Includes deposits which are restricted (see Note 7.a.)).
(ii)	Includes a US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building.

	03.31.06 Ps.	06.30.05 Ps.
Non-current
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable under legal proceedings (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenues tax	699,497	627,342
Related parties (Note 5)	208,495	36,018
Other	20,535	20,533

Total	928,527	683,893

Total other receivables and prepaid expenses, net	38,079,765	27,962,359

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

d)	Inventory, net:

	03.31.06 Ps.	06.30.05 Ps.
Current
Torres de Rosario (i)	6,940,745	—
Torres de Abasto	517,599	517,599
Resale merchandise	210,543	208,609
Other	10,713	68,824

Total	7,679,600	795,032

Non-current
Torres de Rosario	15,481,054	19,274,596
Air space Supermercado Coto - Agüero 616	11,695,040	11,695,040
Alcorta Plaza	—	19,071,452

Total	27,176,094	50,041,088

Total Inventory, net	34,855,694	50,836,120

(i)	On December 9, 2005 a preliminary sales contract between The Company and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. The maximum term established to formalize the deed is June 5, 2006 (this term may be extended). The plot is valued at cost of its net realization value as conditions provided in Technical Resolution No. 17 are complied with. At the date of these unaudited financial statements a pre-payment for this transaction in the amount of Euros 0,6 million was recorded in “Customer advances” (See Note 3.i) (ii)).

e)	Trade accounts payable:

	03.31.06 Ps.	06.30.05 Ps.
Current
Suppliers	2,954,316	3,523,894
Foreign suppliers (Schedule G)	1,023,095	971,616
Accruals	6,260,785	4,124,053

Total	10,238,196	8,619,563

Non-current
Foreign suppliers (Schedule G)	1,216,948	1,870,602

Total	1,216,948	1,870,602

Total trade accounts payable	11,455,144	10,490,165

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

f)	Short-term and long-term debt:

	03.31.06 Ps.	06.30.05 Ps.
Short-term debt
– Banks
Syndicated loan (v)	25,000,000	25,000,000
Deutsche Bank Trust Company Americas loan (i) (Schedule G)	9,246,000	8,661,000
Overdrafts	1,103,744	—
Bank interest (Schedule G)	821,136	1,251,933

Subtotal	36,170,880	34,912,933

– Financial
Seller financing (ii) (Schedule G)	11,591,838	10,521,681
Accrued interest for convertible Notes (iii) (Note 5 and Schedule G)	2,957,137	6,133,192
Accrued interest for seller financing (ii)	1,067,877	826,765

Subtotal	15,616,852	17,481,638

Total	51,787,732	52,394,571

Long-term debt
– Banks
Syndicated loan (v)	12,500,000	25,000,000
Deutsche Bank Trust Company Americas loan (i) (Schedule G)	—	8,661,000

Subtotal	12,500,000	33,661,000

– Financial
Unsecured convertible Notes (iii) (Note 5 and Schedule G)	145,720,750	136,500,911
Deferred financing costs (iv)	—	(51,563)
Seller financing (ii) (Schedule G)	—	5,029,553

Subtotal	145,720,750	141,478,901

Total	158,220,750	175,139,901

Total short-term and long-term debt	210,008,482	227,534,472

(i)	Corresponds to a US$ 11 million loan granted on March 4, 2005 with payments of principal and interest falling due as from April 4, 2005 of US$ 5 million, and February 1, 2006 and August 1, 2006 of US$ 3 million each. The loan accrues annual interest equivalent to LIBOR plus 3.25%. The Company paid the two first installment of principal plus accrued interest
(ii)	As of March 31, 2006 includes:

a)	Ps. 6,117,302 for the financing obtained for acquiring the Shopping Neuquén S.A. Such loan accrues an interest equivalent to the nine-month period LIBOR. As of March 31, 2006, the nine-month period LIBOR was 4.69%.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b)	Ps. 5,293,674 due on September 29, 2006 for the financed purchase of the Mendoza Plaza Shopping S.A. shares. (Note 14).

c)	Ps. 180,862 related to the acquisitions of 50% shared of Conil S.A..

(iii)	See Note 13.
(iv)	Fees and expenses related to issuance of Unsecured Convertible Notes, which will be amortized over the term of their settlement. The rate is 25% per annum. Amortization for the period totaled Ps. 51,563.
(v)	On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan for a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The operation becomes mature on April 5, 2007.

Such loan will accrue interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%, payable quarterly as from July 2005.

The terms and conditions of such loan require the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

On October 5, 2005 the first principal installment of Ps. 12.5 million was cancelled. On April 5, 2006 the company cancelled the second principal installment of Ps. 12.5 million as well as the fourth installment of interest of the loan.

g)	Salaries and social security payable:

	03.31.06 Ps.	06.30.05 Ps.
Provision for vacation and other benefits	2,507,590	4,021,208
Social security payable	510,879	613,076
Other	67,520	99,486

Total salaries and social security payable	3,085,989	4,733,770

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

h)	Taxes payable:

	03.31.06 Ps.	06.30.05 Ps.
Current
Income tax	3,338,876	—
VAT payable, net	1,396,204	1,507,488
Provision for tax on personal assets of shareholders	672,433	233,221
Gross revenues tax provision	524,855	650,362
Gross revenues tax withholdings	211,265	181,956
Turn over Tax Accrued (not claimable)	204,955	—
Tax amnesty plan for gross revenues tax payable	162,489	151,921
Other taxes	96,344	65,756
Other tax withholdings	80,464	188,536
Asset tax payable, net	—	185,363

Total	6,687,885	3,164,603

Non-current
Deferred income tax (Note 11)	11,461,415	6,338,921
Tax amnesty plan for gross revenues tax payable	1,707,852	1,831,074
Turn over Tax Accrued (not claimable)	409,910	—

Total	13,579,177	8,169,995

Total taxes payable	20,267,062	11,334,598

i)	Customer advances:

	03.31.06 Ps.	06.30.05 Ps.
Current
Admission rights	14,606,868	11,713,898
Lease advances (i)	10,844,788	12,257,025
Advance for the sale of Rosario land (ii) (Schedule G)	2,201,478	1,006,218
Guarantee deposits	47,802	47,802

Total	27,700,936	25,024,943

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

	03.31.06 Ps.	06.30.05 Ps.
Non-current
Admission rights	20,699,101	18,684,400
Lease advances (i)	10,554,635	11,496,040
Guarantee deposits	53,263	53,263

Total	31,306,999	30,233,703

Total customer advances	59,007,935	55,258,646

(i)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 5,615,272 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of March 31, 2006 the six-month LIBOR was 4.69%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

(ii)	Corresponding to an advance payment of Euros 600,000 received by Villa Hermosa S.A. (see Note 3.d (i)) The liability is disclosed net of expenses incurred by the company on behalf of such Company and for its account.

j)	Other liabilities:

	03.31.06 Ps.	06.30.05 Ps.
Current
Provision for directors fees (Note 5)	3,216,294	3,944,413
Advances to Directors (Note 5)	(184,780)	(107,000)
Donations payable (Note 5)	2,800,000	2,800,000
Contributed leasehold improvements (i)	212,220	212,220
Withholdings and guarantee deposits	211,301	428,709
Other	205,179	477,163

Total	6,460,214	7,755,505

Non-current
Contributed leasehold improvements (i)	318,289	477,461
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	330,289	489,461

Total Other liabilities	6,790,503	8,244,966

(i)	Contributed leasehold improvements relate to installations constructed by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation, was immaterial for the nine-month periods ended March 31, 2006 and 2005.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

k)	Provisions:

	03.31.06 Ps.	06.30.05 Ps.
Current
Provision for contingencies (i) (Schedule E)	—	2,032,500

Total	—	2,032,500

Non Current
Provision for contingencies (i) (Schedule E)	5,144,191	4,856,366

Total	5,144,191	4,856,366

Total provisions	5,144,191	6,888,866

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l)	Other expenses, net:

	03.31.06 Ps.	03.31.05 Ps.
Charge for doubtful receivables	(1,648,680)	—
(Charge) recovery of provision for contingencies (Schedule E)	(388,633)	515,923
Tax on personal assets of shareholders (Note 5)	(439,212)	(1,546,440)
Donations	(23,540)	(42,794)
Other	(95,445)	(88,866)

Total other expenses, net	(2,595,510)	(1,162,177)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: COMMON STOCK

As of March 31, 2006, the capital stock consisted of 780,423,632 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value Ps.	Body	Date
Shares issued for cash	400	Extraordinary Shareholders´ Meeting	10.29.87	12.29.1987
Shares issued for cash	1,600	Extraordinary Shareholders´ Meeting	10.26.88	12.29.1988
Shares issued for cash	38,000	Extraordinary Shareholders´ Meeting	10.25.89	02.05.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders´ Meeting	08.31.95	03.15.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders´ Meeting	10.29.96	05.15.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders´ Meeting	03.10.98	10.21.1999
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders´ Meeting	08.06.99	05.07.2002
Shares issued for cash	8,042,363	(*)		05.04.2005

	78,042,363

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			03.31.2006 Ps.	03.31.2005 Ps.	03.31.2006 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(151,870)	(529,258)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	906,372	153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,983,145)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(97,817,323)	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(13,389,173)	(5,864,102)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	261,647	53,651	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(19,000)	(67,801)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(5,282)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(969,584)	(2,007,041)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,686,035)	(44,668,911)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(6,527,234)	(2,861,173)	—	—
Other shareholders	Shareholder	Other expenses, net	(439,212)	(1,546,440)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	454,690	229,603	—	—
Tarshop S.A.	Subsidiary	Interest income	568,092	816,863	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	4,286,167	6,383,268
Mendoza Plaza Shopping S.A.	Subsidiary	Dividends receivable	—	—	75,000	75,000
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	392,795	365,491
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(111,805)	(25,338)
Mendoza Plaza shopping S.A.	Subsidiary	Interest income	—	98,301	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	821,047	517,963
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payable with related parties	—	—	(54,223)	(79,802)
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(183,122)	(2,024)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	108,000	108,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(5,548)	(1,074)	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(5,772)	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	90,000	90,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	24,448	116,237
Fibesa S.A.	Subsidiary	Other non-current receivables and prepaid expenses	—	—	208,495	36,018
Fibesa S.A.	Subsidiary	Interest income	8,627	12,121	—	—
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	22,851	17,406
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	4,500	4,500	—	—
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	519,355	139,374
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Current payable with related parties	—	—	(185,653)	(152,426)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

5. (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			03.31.2006 Ps.	03.31.2005 Ps.	03.31.2006 Ps.	06.30.2005 Ps.
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	31,500	31,500	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Interest income	5,040	—	—	—
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary until May 2005	Interest and exchange differences with related parties	—	(1,586)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	4,048,852	1,785,685
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(605,377)	(319,281)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(983,923)	(746,476)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(34,633,204)	(6,393,238)
Shopping Neuquén S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	60	60
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	641,549	232,153
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,268,452)	(39,099)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	465,490	144,633	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(113,689)	(27,142)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(302,998)	(311,760)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	40	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(3,497)	(2,250)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(124,480)	(158,773)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(396,832)	(248,497)	—	—
Llao – Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	24,632
Llao – Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(6,824)	—
Directors´ Fees	Directors	Other current liabilities	—	—	(3,031,514)	(3,837,413)
Directors	Directors	Short-term debt	—	—	(3,956)	(8,211)
Directors	Directors	Long-term debt	—	—	(195,078)	(182,736)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(26,702)	(11,437)	—	—
Directors	Directors	Directors fees	(3,375,629)	(87,286)	—	—
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	160
Loans to the personnel	Personnel	Other current receivables and prepaid expenses	—	—	261,966	229,630
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,800,000)	(2,800,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	5,816	1,040
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(452)	(940)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,314)	(20,902)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(3,054)	(1,308)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6: NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	03.31.06 Ps.	03.31.05 Ps.
Income on equity investments	28,029,695	10,526,612
Amortization of goodwill and higher investment value	(1,906,114)	(1,797,275)

	26,123,581	8,729,337

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At March 31, 2006, in other current receivables and prepaid expenses caption, the Company has deposits that are restricted in accordance with the following amounts:

i) Ps. 107,922 concerning the case “Del Valle Soria, Delicia c/ New Shopping S.A.” about dismissal without legal justification.

ii) Ps. 20,958 concerning the case “Saavedra Walter Ricardo c/ Alto Palermo S.A. and others about dismissal”.

iii) Ps. 20,382 concerning the case “La Meridional, Cía de Seguros c/ Alto Palermo S.A.” by collecting in pesos.

b)	At March 31, 2006, there was Ps. 14,118,592 in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

NOTE 8: MERGER WITH CONTROLLED COMPANIES

a)	The mergers trough absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on December 31, 1999; the date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings were approved by the Argentine National Securities Commission on August 25, 2005 though Resolution N°15,159.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The Argentine National Securities Commission approved the merger procedure on August 25, 2005 through Resolution No 15,159.

c)	The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A.. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005. The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9: DERIVATIVE INSTRUMENTS

The Company has used various hedge instruments, primarily interest rate swaps contracts, as a complement to lower its financing costs. The counter parties to these instruments generally were major financial institutions. The Company does not hold or issued derivative instruments for trading purposes. In entering into these contracts, the Company assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts.

Interest rate swap

In order to reduce its financing costs, the Company has entered into an interest rates swap contract to finally change a part of its fixed rate debt denominated in pesos to a floating rate debt denominated in US dollars. During the period ended March 31, 2005 the Company recorded a gain of Ps. 5.22 million, related to this contract, which was expired on April 4, 2005.

NOTE 10: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	03.31.06	03.31.05
Weighted-average outstanding shares	780,423,632	775,886,643
Weighted-average diluted ordinary shares	2,145,432,742	2,155,080,113

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	03.31.06 Ps.	03.31.05 Ps.
Net Income for calculation of basic earnings per share	32,549,510	21,240,626
Interest	10,726,323	8,881,534
Exchange difference	9,219,840	(1,590,554)
Income tax	(6,981,157)	(2,551,843)

Net Income for calculation of diluted earnings per share	45,514,516	25,979,763

Net basic earnings per share	0.04171	0.0274
Net diluted earnings per share	0.02121	0.0121

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (continued)

NOTE 11: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred tax assets and liabilities
Cash and banks	65,981	(16,780)	49,201
Accounts receivable	786,934	71,753	858,687
Other receivables and prepaid expenses	(333,740)	783,960	450,220
Inventories	(150,288)	(1,952,492)	(2,102,780)
Fixed assets	(10,557,330)	(1,503,671)	(12,061,001)
Intangible assets	(236,023)	(669,871)	(905,894)
Investments	—	(372)	(372)
Short-term and long-term debt	(22,576)	17,632	(4,944)
Salaries and social security payable	1,242,018	(1,242,018)	—
Other liabilities	980,000	—	980,000
Provisions for contingencies	1,886,103	(610,635)	1,275,468

Total net deferred tax liabilities	(6,338,921)	(5,122,494)	(11,461,415)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate in effect to the net income before taxes:

Items	03.31.06 Ps.	03.31.05 Ps.
Net Income for the periods (before income tax)	52,473,083	36,965,274
Current income tax rate	35%	35%

Income for the periods at the tax rate	18,365,579	12,937,846
Permanent differences at the tax rate:
Restatement into constant currency (2)	12,701,664	3,036,679
Balance of tax returns for 2005 and 2004, respectively	1,396,075	857,071
Amortization of goodwill	274,123	231,372
Amortization of intangible assets	6,111	6,111
Donations	63,969	1,025
Loss on equity investments	(11,702,948)	(491,900)
Other	(1,181,000)	(853,556)

Total income tax charge for the period	19,923,573 (1)	15,724,648

(1)	Includes Ps. 5,122,494 related to deferred income tax and Ps. 14,801,079 related to current tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 12: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 13: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and pain in.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006. (1)

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

(1)	On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Notes to be classified as non-current in these unaudited financial statements. The Company is currently analyzing the impact of this operation.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13:   (Continued)

At March 31, 2006 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of US$ 2.72 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At March 31, 2006 Unsecured Convertible Notes amounted to US$ 47.28 million.

NOTE 14: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING S.A

On September 29, 2004, the Company entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. for US$ 5.3 million, of which two installments of US$ 1.77 million each were paid (which due date was in December 2, 2004 and September 29, 2005). The remaining balance will be paid in one installment of US$ 1.77 million on September 29, 2006.

Through this acquisition, the Company became holder of 68.8% of the capital stock of the above company, the main activity of which is the exploitation of the Mendoza Plaza Shopping center in the city of Guaymallen, Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved as of November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a Special Shareholders’ Meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A.

As of March 31, 2005 it has been signed the indenture formalizing the amendment of the by-laws, and has been approved by the enforcement agencies.

Additionally, during the fiscal year ended June 30, 2005 the Company entered into the following contracts:

-	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to the Company originally granted to Mendoza Plaza Shopping S.A. amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; the debtor failed to comply with its payment obligations.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14:  (Continued)

The loans are secured by the assigning in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A..

The documentation was notarized on March 30, 2005 by which the Banco de Chile transferred all the mortgage rights to Alto Palermo S.A. (APSA) and the latter acquired a credit for US$ 8.5 million.

-	Call option with HSBC Bank Argentina S.A., whereby the Company was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assigning in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A..

On March 29, 2005 Alto Palermo S.A. (APSA) transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. exercised the option, paying Ps. 6.1 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

-	Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1. Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2. Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3. In its capacity as surety, the Company will ensure payment by Mendoza Plaza Shopping S.A. to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4. Inversiones Falabella Argentina S.A. has an irrevocable right to sell its shares on Mendoza Plaza Shopping S.A. (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14:   (Continued)

The Extraordinary Shareholders’ Meeting of Mendoza Plaza Shopping S.A. was held on May 31, 2005, in which the following issues were unanimously decided:

-	Approve a due bill agreement that Mendoza Plaza Shopping S.A. had with the Company in a total amount of Ps. 36,058,302 resulting from the payments of the above-mentioned agreements.

-	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increases.

-	Approve the capitalization of the irrevocable contributions account for Ps. 36,058,302. Through such capitalization of irrevocable contributions, the Company increase its interest to 85.40% of the shareholding of Mendoza Plaza Shopping S.A..

NOTE 15: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year to be ended on June 30, 2006 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 16: SALE OF THE ALCORTA PLAZA PLOT

On December 22, 2005, The Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the title deed of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located at San Martín 338, 344, 350 and 360 and Florida 343 and 347 of the Autonomous City of Buenos Aires. The mortgage amounted to US$ 4,374,081 and payment was agreed as follows:

-	US$ 1.9 million with the preliminary purchase contract.

-	US$ 1.9 million on July 4, 2006

-	US$ 1.9 million on July 4, 2007 and US$ 1.9 million on July 4, 2008.

This	transaction has been shown in the “Other” line of the Statement of Income

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

Note 17: ACQUISITION OF REAL ESTATE

On December 29, 2005 the Company subscribed a preliminary purchase contract for acquiring a building located in the Autonomous City of Buenos Aires. The price agreed for this transaction amounts to US$ 17.9 million. At present, the amount of US$ 5.4 million has been paid as pre-payment and is shown in Fixed Assets. The remaining amount of US$ 12.5 million will be cancelled at the time of signing the deed for final transference, which will happen within 180 days (such term can be postponed) counted as from the date in which the preliminary contract was signed.

Note 18: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Repair works are currently being carried out in order to re-open the area in two stages, one in June and the other one in August of the current year.

The Company has an all risk insurance coverage for this kind of damage. As of March 31, 2006 the Company has eliminated the proportional part of fixed assets damaged in an estimated book value of Ps 6.4 million. As of a receivable, a credit of Ps. 7.4 million has been recorded re-opening works of the damaged areas of the Shopping Center and to leases lost due to the closing of stores. At the date of these unaudited financial statements, Ps. 2.1 million have been collected as advance-payment. This claim is currently undergoing adjustment process.

67

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

Schedule A

	Original value								Depreciation
												For the period
Items	Value as of beginning of year Ps.	Increases Ps.		Decreases Ps.		Transfer Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %		Amount (1) Ps.	Decreases Ps.		Increases and transfers Ps.		Accumulated as of end of the period Ps.	Impairment (2) Ps.	Net carrying value as of March 31, 2006 Ps.	Net carrying value as of June 30, 2005 Ps.
Properties:
Shopping centers:
- Abasto	251,822,472	84,809		—		78,518		251,985,799	56,023,232	(*	)	5,839,291	—		—		61,862,523	—	190,123,276	195,799,240
- Alto Avellaneda	176,803,656	246,290		(13,438,017	)(7)	—		163,611,929	78,054,108	(*	)	6,616,819	(7,044,621	)(7)	—		77,626,306	—	85,985,623	98,749,548
- Paseo Alcorta	105,551,088	363,165		—		—		105,914,253	39,735,136	(*	)	2,978,201	—		—		42,713,337	—	63,200,916	65,815,952
- Patio Bullrich	159,476,014	491,751		—		—		159,967,765	44,132,039	(*	)	5,037,276	—		—		49,169,315	—	110,798,450	115,343,975
- Alto Noa	43,070,892	38,687		—		97,525		43,207,104	12,187,543	(*	)	1,502,990	—		—		13,690,533	—	29,516,571	30,883,349
- Alto Rosario	85,426,283	785,667		(13,791)		(64,790)		86,133,369	1,191,475	—		1,575,043	—		—		2,766,518	(3,317,384)	80,049,467	80,826,675
Caballito plots of land	36,548,156	—		—		—		36,548,156	—	—		—	—		—		—	(5,482,742)	31,065,414	31,065,414
Other	12,152,843	1,028,795		—		—		13,181,638	799,634	(*	)	66,627	—		—		866,261	—	12,315,377	11,353,209
Leasehold improvements	3,978,676	253,929		—		6,722		4,239,327	2,982,543	(*	)	236,298	—		—		3,218,841	—	1,020,486	996,133
Facilities	9,008,682	1,452,370		(66,208	)(7)	143,141		10,537,985	1,336,466	10		663,498	(30,747	)(7)	—		1,969,217	—	8,568,768	7,672,216
Furniture and fixtures	8,798,748	815,344		—		(6,283)		9,607,809	4,667,152	10		735,556	—		—		5,402,708	—	4,205,101	4,131,596
Vehicles	205,933	—		—		—		205,933	104,970	33		18,931	—		—		123,901	—	82,032	100,963
Computer equipment	12,153,476	592,299		—		—		12,745,775	10,183,752	33		902,215	—		—		11,085,967	—	1,659,808	1,969,724
Software	3,969,021	3,498,270		—		—		7,467,291	3,571,481	20		168,595	—		—		3,740,076	—	3,727,215	397,540
Suppliers advances-Rosario (6)	—	16,301,239		—		—		16,301,239	—	—		—	—		—		—	—	16,301,239	—
Work in progress:
- Rosario	—	1,686,872		—		—		1,686,872	—	—		—	—		—		—	—	1,686,872	—
- Abasto	—	1,256,523		—		—		1,256,523	—	—		—	—		—		—	—	1,256,523	—
- Patio Bullrich	258,373	3,629		—		—		262,002	—	—		—	—		—		—	—	262,002	258,373
- Office improvements	—	870,313		—		(319,184)		551,129	—	—		—	—		—		—	—	551,129	—
Other	1,572	—		—		—		1,572	1,572	—		—	—		—		1,572	—	—	—

Total as of March 31, 2006	909,225,885	29,769,952		(13,518,016)		(64,351	)(3)	925,413,470	254,971,103	—		26,341,340	(7,075,368)		—		274,237,075	(8,800,126)	642,376,269	—

Total as of June 30, 2005	864,962,086	49,598,263	(5)	—		(5,334,464	)(4)	909,225,885	220,687,541	—		33,119,637	—		1,163,925	(5)	254,971,103	(8,890,875)	—	645,363,907

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the period-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 226,391 which is expensed.
(2)	Net of the depreciation of Ps. 90,749 at March 31, 2006 and Ps. 244,131 at June 30, 2005. See Schedule E.
(3)	Reclassified to Other receivables and prepaid expenses.
(4)	Includes Ps. 2,126,183 reclassified to intangible assets, Ps. 3,311,599 reclassified to inventory and Ps. 103,318 reclassified from other current receivables and prepaid expenses.
(5)	Includes Ps. 1,169,925 incorporated by merger of Alto Research and Development S.A.
(6)	See Note 17.
(7)	See Note 18.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

Schedule B

	Original value						Amortization						Impairment (3) Ps.	Net carrying value as of March 31, 2006 Ps.	Net carrying value as of June 30, 2005 Ps.
	Value as of beginning of year Ps.	Increases Ps.		Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Increases and transfers Ps.		Rate %	For the period	Accumulated as of end of the period Ps.
Items											Amount Ps. (1)
Trademarks	494,546	—		—		494,546	283,223	—		10	37,082	320,305	—	174,241	211,323
Pre-operating expenses:
- Caballito	1,383,060	215,832		—		1,598,892	—	—		—	—	—	(1,052,322)	546,570	330,738
- Rosario Project	4,348,705	66,815		(11,800)		4,403,720	966,379	—		33,33	1,081,604	2,047,983	(240,923)	2,114,814	3,027,280
- Torres Rosario Project	573,765	1,351		—		575,116	—	—		—	—	—	—	575,116	573,765
- Alto Shopping	951,336	—		—		951,336	951,336	—		—	—	951,336	—	—	—
- Phillips	—	2,070,893		—		2,070,893	—	—		—	—	—	—	2,070,893	—

Total as of March 31, 2006	7,751,412	2,354,891		(11,800	)(2)	10,094,503	2,200,938	—		—	1,118,686	3,319,624	(1,293,245)	5,481,634	—

Total as of June 30, 2005	2,571,117	3,072,444	(5)	2,107,851	(4)	7,751,412	233,778	951,336	(5)	—	1,015,824	2,200,938	(1,407,368)	—	4,143,106

(1)	The amortization charge is disclosed in Schedule H.
(2)	Reclassified to other receivables and prepaid expenses.
(3)	Net of the amortization Ps. 114,123 at March 31, 2006 and Ps. 123,161 at June 30, 2005 See Schedule E.
(4)	Includes Ps. 2,126,183 reclassified from fixed assets and Ps. 18,332 reclassified to inventory.
(5)	Includes Ps. 951,336 incorporated by merge of Alto Research and Development S.A.

ALTO PALERMO S.A. (APSA)

Interest in other companies

For the nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

Schedule C

						Issuer’s information
						Last financial statement
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 03.31.2006 Ps.	Value recorded as of 06.30.2005 Ps.	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the Ps.	Share holders´ equity Ps.	Interest in common stock %
Non-current Investments Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	63,703,315	59,961,672	Real estate investments	Av. Lateral Norte East access 3280–Guaymallén - Mendoza	03.31.06	28,256,870	4,381,317	88,140,014	85.40%
Mendoza Plaza Shopping S.A.- Higher investment value			5,307,574	5,492,007

Tarshop S.A. – Equity value			22,379,250	10,989,597	Credit card	Suipacha 664- 7° piso- C.A.B.A.	03.31.06	9,447,219	13,687,490	27,974,062	80%
Tarshop S.A. – Irrevocable contributions	1	7,557,775	—	439,636
Tarshop S.A. – Goodwill			545,071	726,761

Emprendimiento Recoleta S.A. – Equity value (2)	1	12,775,540	14,118,592	14,788,923	Building	Av. Pueyrredón 2501 – C.A.B.A.	03.31.06	25,054,000	1,686,019	27,683,516	51%

Shopping Neuquén S.A. - Equity value			945,858	1,034,489	Development of Undertakings	Rivadavia 86 3º Floor Of. 9-Neuquén	03.31.06	2,200,000	(89,745)	6,163,602	94.623%
Shopping Neuquén S.A. - Higher investment value (1)	1	2,081,706	4,828,974	4,828,974
Shopping Neuquén S.A. - Irrevocable contributions			5,118,112	4,978,112

Inversora del Puerto S.A.- Equity value	1	11,999	134,585	(888,335)	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	03.31.06	12,000	—	134,597	99.9917%

Shopping Alto Palermo S.A -Equity value	1	123,454,616	242,192,852	243,711,330	Real estate investment and development	Moreno 877 22º Floor - C.A.B.A.	03.31.06	123,454,617	8,481,521	242,192,854	99.9999%

E-Commerce Latina S.A. - Equity value	1	12,000	(10,672,710)	(10,182,555)	Holding	Florida 537 – 18º Floor C.A.B.A.	03.31.06	24,000	(980,310)	636,398	50%
E-Commerce Latina S.A. – Irrevocable contributions			10,990,910	10,990,910

Fibesa S.A. -Equity value	0.00000001	999,900	4,324,371	4,642,581	Agent	Moreno 877 22º Floor – C.A.B.A.	03.31.06	0.01	3,559,930	4,324,803	99.99%
Fibesa S.A. – Goodwill			9,068,522	10,608,512

Conil S.A. –Equity value	1	6,000	383,402	390,466	Real estate investments	Lavalle 1290 7° Floor Of. 301 – C.A.B.A.	03.31.06	12,000	(14,129)	766,805	50%

Total			373,368,678	362,513,080

(1)	Includes an impairment of Ps. 2,178,816. See Schedule E.
(2)	Includes restricted shares. See Note 7.b).

ALTO PALERMO S.A. (APSA)

Other Investments

For the nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

Schedule D

Items	Value as of 03.31.2006 Ps.	Value as of 06.30.2005 Ps.
Current
Mutual Funds	299,101	4,928,291

Total	299,101	4,928,291

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

Schedule E

Items	Balances as of beginning of year Ps.		Increases Ps.		Decreases/ reclassifications Ps.		Carrying value as of March 31, 2006 Ps.	Carrying value as of June 30, 2005 Ps.
Deducted from assets:
Allowance for doubtful accounts	17,905,217		1,430,190		(105,949	)(1)	19,229,458	17,905,217
Allowance for doubtful mortgage receivable	2,208,275		—		—		2,208,275	2,208,275
Impairment of non-current inventory	1,448,405	(3)	—		—		1,448,405	1,448,405
Impairment of fixed assets	8,890,875	(2)	—		(90,749)		8,800,126	8,890,875
Impairment of intangible assets	1,407,368	(4)	—		(114,123)		1,293,245	1,407,368
Impairment of non-current investments	2,178,816	(5)	—		—		2,178,816	2,178,816
Included in liabilities:
Provision for current contingencies	2,032,500		—		(2,032,500	)(7)	—	2,032,500
Provision for non current contingencies	4,856,366		680,535	(6)	(392,710	)(7)	5,144,191	4,856,366

Total as of March 31, 2006	40,927,822		2,110,725		(2,736,031)		40,302,516	—

Total as of June 30, 2005	59,060,433		3,924,770		(22,057,381)		—	40,927,822

(1)	Related to off sets.
(2)	Set forth in Schedule A.
(3)	Set forth in Schedule F.
(4)	Set forth in Schedule B.
(5)	Set forth in Schedule C.
(6)	Includes Ps 388,633 exposed in note 3.i) and Ps. 291,902 and is exposed in Schedule H.
(7)	Corresponds to decrease of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the nine-month period ended March 31, 2006 and 2005

Schedule F

	03.31.06 Ps.	03.31.05 Ps.
Cost by leases and services
Expenses (Schedule H)	33,267,858	27,905,485

Cost by leases and services	33,267,858	27,905,485

Cost by other
Stock as of beginning of period (1)	50,836,120	45,127,902
Purchases of the period	1,436,372	1,903,907
Transfers (2)	(1,458,656)	2,046,671
Gains from valuation of inventories at net realizable value	3,113,311	—
Expenses (Schedule H)	644,075	—
Stock as of end of the period (Note 3.d)	(34,855,694)	(49,062,914)

Cost by other	19,715,528	15,566

(1)	Includes Ps. 1,448,405 of impairment of non-current inventory allocated in Schedule E.
(2)	Correspond to transfers of the cost of goods for advertising events that are shown as the cost of marketing merchandise (Note 3.b)).

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of March 31, 2006 Ps. (1)	Total as of June 30, 2005 Ps.
Assets
Current Assets
Cash and banks	US$	796,714	3.042	2,423,605	3,208,656
Cash and banks	Euros	303,313	3.6875	1,118,466	1,056,047
Leases and services receivables	US$	1,925,000	3.042	5,855,850	—
Other receivables and prepaid expenses	US$	3,000,000	3.042	9,126,000	—

Total Current Assets		6,025,027		18,523,921	4,264,703

No Current Assets
Leases and services receivables	US$	3,850,000	3.042	11,711,700	—

Total No Current Assets		3,850,000		11,711,700	—

Total Assets as of March 31, 2006		9,875,027		30,235,621	—

Total Assets as of June 30, 2005		1,434,048		—	4,264,703

Liabilities
Current Liabilities
Trade accounts payable	US$	331,958	3.082	1,023,095	971,616
Advance to customers	Euros	600,000	3.7363	2,241,780	1,046,520
Short-term debt	US$	5,943,526	3.082	18,317,947	19,864,687

Total		6,875,484		21,582,822	21,882,823

Non-current Liabilities
Trade accounts payable	US$	394,857	3.082	1,216,948	1,870,602
Long-term debt	US$	47,281,230	3.082	145,720,750	150,191,464

Total		47,676,087		146,937,698	152,062,066

Total Liabilities as of March 31, 2006		54,551,571		168,520,520	—

Total Liabilities as of June 30, 2005		60,188,594		—	173,944,889

(1)	Exchange rates at 03.31.06 according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the nine-month period ended March 31, 2006 and 2005

Schedule H

				Expenses
Items	Total as of March 31, 2006 Ps.	Other Costs Ps.	Cost of leases and services Ps.	Administrative Ps.	Selling Ps.	Total as of March 31, 2005 Ps.
Depreciation and amortization (1)	27,028,763	—	27,028,763	—	—	24,625,036
Condominium expenses	4,011,182	—	4,011,182	—	—	1,342,944
Taxes, rates, contributions and services	6,135,286	46	39,403	1,733,491	4,362,346	4,145,238
Fees for Directors	3,375,629	—	—	3,375,629	—	120,286
Parking	1,626,528	—	1,626,528	—	—	1,366,480
Fees and payments for services	2,205,062	353,051	—	1,852,011	—	1,323,133
Salaries and bonuses	1,442,603	—	—	1,442,603	—	1,296,284
Maintenance, repairs, cleaning and security	452,147	5,195	228,015	218,937	—	211,869
Personnel	202,741	—	—	202,741	—	109,150
Advertising	141,686	—	—	—	141,686	6,860
Social security taxes	373,668	—	—	373,668	—	190,029
Contingencies	291,902	—	291,902	—	—	393,607
Allowance for doubtful accounts	1,430,190	—	—	—	1,430,190	417,497
Insurance	209,139	—	—	209,139	—	230,281
Bank charges	135,823	—	—	135,823	—	167,324
Rental	68,338	—	42,065	26,273	—	113,322
Regulatory Authority expenses	94,012	—	—	94,012	—	109,705
Freight and transportation	36,730	—	—	36,730	—	96,227
Stationary	65,065	—	—	65,065	—	64,139
Training expenses	285,440	285,440	—	—	—	—
Other services	343	343	—	—	—	—
Other	377,671	—	—	302,302	75,369	718,244

Total as of March 31, 2006	49,989,948	644,075	33,267,858	10,068,424	6,009,591	—

Total as of March 31, 2005	—	—	27,905,485	5,675,827	3,466,343	37,047,655

(1)	Net of depreciation and amortization of impairment of fixed assets and intangibles assets.

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities for the nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

Schedule I

	03.31.06								06.30.05
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long- term debt (2)	Related Parties (7)	Other liabilities (4) (9)	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	299,101	—	12,228,518	—	1,298,126	180,861	119,835	19,405,606	4,928,291	—	2,521,179	—	—	180,862	—	16,027,787

Past due	—	2,658,568	747,330	2,325,556	—	7,185,179	—	—	—	1,954,500	1,618,116	3,558,723	1,212,379	—	335,077	—

To mature
In three months	—	12,968,225	20,890,704	7,128,953	8,395,805	14,253,661	3,124,225	4,527,742	—	14,164,087	6,357,176	4,403,104	6,512,514	17,798,259	1,457,991	7,859,884
Between 3 and 6 months	—	10,633,503	1,444,016	285,948	6,071,981	17,743,627	—	1,951,572	—	3,453,010	16,367,083	194,940	6,534,560	12,643,418	—	3,916,020
Between 6 and 9 months	—	2,770,174	1,310,220	181,088	6,071,981	12,424,404	—	6,475,246	—	1,844,253	—	267,856	5,382,745	9,128,614	—	986,938
Between 9 and 12 months	—	1,547,976	550,986	316,651	5,863,043	—	27	479,528	—	953,441	435,445	194,940	5,382,745	12,643,418	—	91,035

Between 1 and 2 years	—	6,000,020	566,499	988,110	12,422,995	12,500,000	34,687,427	479,229	—	105,655	—	925,592	10,477,653	175,139,901	—	262,718
Between 2 and 3 years	—	5,963,045	163,111	228,838	6,761,840	—	—	495,902	—	102,070	36,018	925,592	6,346,248	—	6,473,040	278,306
Between 3 and 4 years	—	94,782	33,144	—	2,990,969	—	—	309,184	—	114,553	—	19,418	3,278,925	—	—	483,189
In greater than 4 years	—	353,824	145,237	—	9,131,195	145,720,750	—	1,163,736	—	447,107	627,342	—	10,130,877	—	—	1,296,323

Total to mature	—	40,331,549	25,103,917	9,129,588	57,709,809	202,642,442	37,811,679	15,882,139	—	21,184,176	23,823,064	6,931,442	54,046,267	227,353,610	7,931,031	15,174,413

Total with fixed term	—	42,990,117	25,851,247	11,455,144	57,709,809	209,827,621	37,811,679	15,882,139	—	23,138,676	25,441,180	10,490,165	55,258,646	227,353,610	8,266,108	15,174,413

Total	299,101	42,990,117	38,079,765	11,455,144	59,007,935	210,008,482	37,931,514	35,287,745	4,928,291	23,138,676	27,962,359	10,490,165	55,258,646	227,534,472	8,266,108	31,202,200

(1)	Does not accrue interest, except for Ps. 1,022,834 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 4,286,167 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 6,835,272 that accrue interest at a variable market rate.
(6)	Includes Ps. 2,240,042 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 34,633,204 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 1,870,341 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF MARCH 31, 2006

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, May 11, 2006 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading real estate companies mainly engaged in the possession, development, management, and acquisition of Shopping Centers in Argentina, announces its third quarter fiscal year 2006 results, ended on March 31, 2006.

Net income for the nine-month period was Ps. 32.5 million, compared to Ps. 21.2 million for the same period of the previous year. This increase represents an improvement of 53.2%.

Total revenues as of March 31, 2006, were Ps. 268.5 million, 66.1% higher than the recorded in the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers, and the increase of 106.5% on the revenues coming from our subsidiary Tarshop S.A. In addition, it turns out necessary to highlight the addition of the revenues of Mendoza Plaza Shopping S.A. due to the increase of our share as of September 2004, the revenues of Alto Rosario Shopping, which was opened on November 2004, and the sale of “Alcorta Plaza” plot as of December 2005.

Gross profit for the period increased by 66.2%, from Ps. 98.9 million in the third quarter of fiscal year 2005 to Ps. 164.4 million during the same period of fiscal year 2006. In line with the above-mentioned factors, the consolidated operating income for the period recorded an increase of 65%, from Ps. 64.1 million in fiscal year 2005 to Ps. 105.7 million in fiscal year 2006.

EBITDA1 for the nine-month period totaled Ps.153.2 million, posting an increase of 43.4% from the EBITDA for the same period of the previous year.

Comments on the operations during the semester

After four successive years, calendar year 2006 started with a high activity level and rates of 7.5% approximately, confirming that the economy expansion will continue in 2006. Principal reasons for the GDP increase during the first quarter of 2006 were the growth of private consumption favored by the increase of actual salaries (3.5% rate accumulated), and increasing job opportunities. The latter grew over 9% exceeding the employment level existing prior to the Argentine recession as from the end of 1998. With respect to inflation, the principal economy consulting firms, as Estudio Broda consider that such rate by the end of 2006 will be from 12% to 13%.

[1]	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

ALTO PALERMO S.A. (APSA)

Argentina closed the first quarter of calendar year 2006 with a strong fiscal surplus (Ps. 4,909 million) exceeding by 15.7% the revenues obtained in the same period of fiscal year 2005.

The balance of trade generated during the first quarter of fiscal year 2006 a surplus of US$ 2,356 million, resulting from exports of US$ 9,730 million and imports of US$ 7,374 million. Although exports increased by 16% with respect to 2005, gains from foreign trade decreased by 4.16%.

The consumer´s reliability index (CRI) increased 12.7% at national level during the first quarter of fiscal year 2006 with respect to the previous quarter. With respect to consumer prices they have increased 2.9% during this quarter. Such increase has not been higher due to the pricing agreed with the principal mass consumption companies and supermarket chains. However, it is rather complicated to foresee an accumulated inflation lesser to 12% for the end of calendar year 2006.

To confirm the construction industry as one of the main driving forces that pushed the economy up, during the first quarter of the calendar year 2006 the construction index increased a 20.5% with respect to the same period of the previous year, using seasonal adjusted variables. In line with the important growth in development of housing buildings, the value of the City of Buenos Aires plots of land had increased significantly due to a certain scarcity of this type of properties.

Shopping Centers´ sales during the month of March posted an unseasonalized increase of 0.4% as compared to February, according to the data published by the National Institute for Statistics and Census (INDEC). The trend continues to be promising, as according to the INDEC, there was an unseasonalized increase in sales of 16.3% as of March 2006 compared to the same month of the previous year.

ALTO PALERMO S.A. (APSA)

During the nine-month period ended March 31, 2006 our lessees continued increasing sales up to Ps. 1,654 million. Such sales nominally represent 32.2% over sales for the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have reached an occupancy rate of 99.1%, surpassing pre-crisis values. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio.

Credit Card Segment

Tarshop S.A. is a credit card company in which APSA holds an 80% interest.

The favorable context and the successful performance of our credit cards business unit, pushed Tarshop S.A. income to Ps. 10.8 million during the nine-month period of fiscal year 2006, which represents a 186.7% increase in comparison with the Ps. 3.8 million obtained during the same period of the previous year.

Net revenues had a significant increase of 106.5%, from Ps. 43.6 million during the nine-month period of fiscal year 2005 to Ps.90 million during the same period of fiscal year 2006. In addition, operating results increased 177.1% to Ps. 20.7 million.

The credit portfolio including securitized coupons as of March 31, 2006 was Ps.334.7 million, 86.9% greater than Ps.169.2 million as of March 31, 2005.

In the area of collections, short-term delinquency at March 31, 2006 was only 3.8%.

ALTO PALERMO S.A. (APSA)

Other Significant Events

Financial debt

On April 5, 2006 The Company payed the second installment of the syndicated loan for an approximate amount of Ps. 12.5 million. The outstanding debt as of March 31, 2006 amounted to Ps. 25.0 million. Additionally on February 1, 2006 the Company cancelled the second installment of the loan granted by the Deutsche Bank for an amount for of US$ 3 million. The remaining balance amounts to US$ 3 million.

With respect to the Convertible Notes of series I and up to a face value of US$ 50 million, on May 2, 2006 the Extraordinary Meeting of Shareholders decided to postpone the maturity term of the Convertible Notes and established that the new due date will be July 19, 2014.

As of March 31, 2006 the total amount outstanding of the Convertible Notes issued in July 2002 is US$ 47,281,230 whereas the number of Company shares is 780,423,632 and the Capital Ps. 78,042,363.

ALTO PALERMO S.A. (APSA)

Comercial Strategy

During the fourth and last quarter of fiscal year 2006, we look forward to continuing ofering a wide variety of commercial proposals, according to the needs of our clients. Our aims is to offer more activities, promotions and entertainments with the objective that our clients recognize and be identifyed with our proposals. A similar process during the past periods. In addition, we continue evaluating the differents investments opportunities that arise in the shopping centers industry with the objective of increasing our property portfolio.

Principal Consolidated Financial Ratios

For the nine-month period ended March 31, 2006 and 2005

(In Argentine Pesos)

	March 31, 2006 (Ps.)	March 31, 2005 (Ps.)	Change	% change
EBITDA (1)	153,230,469	106,830,566	46,399,903	43.4%
EBITDA per share	1.96	1.37	0.59	43.1%
EBITDA per share - Fully Diluted	0.68	0.49	0.19	38.8%
Financial Debt (2)	210,386,339	243,295,771	(32,909,432)	(13.5)%
Shares Outstanding (Ps. 1 p.v.)	78,042,363	78,042,363	0.00	0.0%
Shares Outstanding Fully Diluted	223,763,113	215,961,711	7,801,402	3.6%
Price per Share (Ps. 1 p.v.)	6.8	8.2	(1.4)	(17.1)%
Market Capitalization	530,688,068	639,947,377	(109,259,309)	(17.1)%
Market Capitalization Fully Diluted	1,521,589,168	1,770,886,030	(249,296,862)	(14.1)%
Enterprise Value (3)	669,883,264	839,034,724	(169,151,460)	(20.2)%
Enterprise Value Fully Diluted	1,515,063,614	1,832,054,029	(316,990,415)	(17.3)%
Financial Debt / Enterprise Value	0.31	0.29	0.02	6.9%
FFO (4)	85,058,468	69,412,007	15,646,461	22.5%
FFO per share	1.09	0.89	0.20	22.5%

Net Income for the period	32,549,510	21,240,626	11,308,884	53.2%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest minus overdrafts (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial debt minus cash and banks and current investments.
(4)	Funds from operations calculated as the year’s results before amortization and depreciation and other net income and expenses. The FFO is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	03.31.2006 Ps.	03.31.2005 Ps.	03.31.2004 Ps.	03.31.2003 Ps.
Current assets	213,618,594	138,929,291	97,963,817	53,272,337
Non-current assets	1,092,657,186	1,086,633,980	1,014,811,689	1,043,358,309

Total	1,306,275,780	1,225,563,271	1,112,775,506	1,096,630,646

Current liabilities	242,145,465	200,642,910	111,145,506	66,449,709
Non-current liabilities	239,422,690	220,356,711	230,275,820	259,218,874

Subtotal	481,568,155	420,999,621	341,421,326	325,668,583

Minority interest	30,150,542	25,570,851	15,045,066	14,697,918
Shareholders´ equity	794,557,083	778,992,799	756,309,114	756,264,145

Total	1,306,275,780	1,225,563,271	1,112,775,506	1,096,630,646

3.	Consolidated income structure as compared with the same period of the three previous years.

	03.31.2006 Ps.	03.31.2005 Ps.	03.31.2004 Ps.	03.31.2003 Ps.
Operating income	105,692,634	64,073,112	33,557,864	9,691,796
Net loss on equity investments	(490,159)	(561,841)	(1,167,866)	(3,075,373)
Amortization of goodwill	(3,568,812)	(3,620,097)	(3,619,983)	(3,620,293)
Financial results, net	(21,324,531)	(7,860,814)	(6,031,335)	101,134,744
Other (expense) income, net	(1,121,921)	(533,149)	307,962	13,226,154
Income tax	(42,435,477)	(28,469,657)	(17,977,468)	(44,589,744)
Minority interest	(4,202,224)	(1,786,928)	(284,806)	1,932,477

Net income	32,549,510	21,240,626	4,784,368	74,699,761

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	03.31.2006 Ps.	03.31.2005 Ps.	03.31.2004 Ps.	03.31.2003 Ps.
Liquidity

Current assets	213,618,594	138,929,291	97,963,817	53,272,337

Current liabilities	242,145,465	200,642,910	111,145,506	66,449,709

Ratio	0.88	0.69	0.88	0.80

Indebtedness

Total liabilities	481,568,155	420,999,621	341,421,326	325,668,583

Shareholders´ equity	794,557,083	778,992,799	756,309,114	756,264,145

Ratio	0.61	0.54	0.45	0.43

Solvency

Shareholders’ equity	794,557,083	778,992,799	756,309,114	756,264,145

Total liabilities	481,568,155	420,999,621	341,421,326	325,668,583

Ratio	1.65	1.85	2.22	2.32

Non Current Assets to total Assets

Non current assets	1,092,657,186	1,086,633,980	1,014,811,689	1,043,358,309

Total assets	1,306,275,780	1,225,563,271	1,112,775,506	1,096,630,646

Ratio	0.84	0.89	0.91	0.95

Profitability

Net income for the fiscal period	32,549,510	21,240,626	4,784,368	74,699,761

Average shareholders’ equity	776,507,573	764,062,936	755,387,827	681,490,072

Ratio	0.042	0.028	0.006	0.110

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

See Note 14.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	12.31.05 Ps.	09.30.05 Ps.	06.30.05 Ps.	03.31.05 Ps.	Total Ps.
Accounts receivable, net	221,887	422,927	411,416	1,602,338	2,658,568

Other current receivables and prepaid expenses	482,019	73,505	53,587	138,219	747,330

b)	Past due payable:

	12.31.05 Ps.	09.30.05 Ps.	06.30.05 Ps.	03.31.05 Ps.	Total Ps.
Trade accounts payable	1,253,768	255,306	54,198	762,284	2,325,556

Short-term debt	—	7,185,179	—	—	7,185,179

c)	Receivables and liabilities with no fixed term:

03.31.06 Ps.
Other receivables and prepaid expenses	12,228,518
Short-term debt	180,861
Taxes payable	11,461,415
Related parties	119,835
Other liabilities	2,800,000
Provisions	5,144,191
Advances to customers	1,298,126

ALTO PALERMO S.A. (APSA)

d)	Current receivables to mature:

	06.30.06 Ps.	09.30.06 Ps.	12.31.06 Ps.	03.31.07 Ps.	Total Ps.
Accounts receivable, net	12,968,225	10,633,503	2,770,174	1,547,976	27,919,878

Other receivables and prepaid expenses	20,890,704	1,444,016	1,310,220	550,986	24,195,926

e)	Non-current receivables to mature:

	03.31.08 Ps.	03.31.09 Ps.	03.31.10 Ps.	03.31.11 Ps.	Total Ps.
Accounts receivable, net	6,000,020	5,963,045	94,782	353,824	12,411,671

Other receivables and prepaid expenses	566,499	163,111	33,144	145,237	907,991

f)	Current liabilities to mature:

	06.30.06 Ps.	09.30.06 Ps.	12.31.06 Ps.	03.31.07 Ps.	Total Ps.
Trade accounts payable	7,128,953	285,948	181,088	316,651	7,912,640
Customer advances	8,395,805	6,071,981	6,071,981	5,863,043	26,402,810
Short-term debt	14,253,661	17,743,627	12,424,404	—	44,421,692
Related parties	3,124,225	—	—	27	3,124,252
Salaries and social security payable	1,047,198	1,652,940	—	385,851	3,085,989
Taxes payable	3,011,009	245,577	3,390,677	40,622	6,687,885

Other liabilities	469,535	53,055	3,084,569	53,055	3,660,214

g)	Non-current liabilities to mature:

	03.31.08 Ps.	03.31.09 Ps.	03.31.10 Ps.	03.31.11 Ps.	Total Ps.
Trade accounts payable	988,110	228,838	—	—	1,216,948
Customer advances	12,422,995	6,761,840	2,990,969	9,131,195	31,306,999
Long-term debt	12,500,000	—	—	145,720,750	158,220,750
Related parties	34,687,427	—	—	—	34,687,427
Taxes payable	382,686	399,359	212,641	1,123,076	2,117,762

Other liabilities	96,543	96,543	96,543	40,660	330,289

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

	Ps.
Current
Local currency	24,722,596	(1)
Foreign currency	5,855,850	(1)

Non-current
Local currency	699,971	(1)
Foreign currency	11,711,700	(1)

(1)	Does not accrue interest, except for Ps. 1,022,834 that accrue interest at a variable market rate.

b) Other receivables and prepaid expenses:

Current
Local currency	28,025,238	(1)
Foreign currency	9,126,000	(1)

Non-current
Local currency	928,527	(1)

(1)	Does not accrue interest, except for Ps. 4,286,167 that accrue interest at a fixed rate.

c) Trade accounts payable:

Current
Local currency	9,215,101	(1)
Foreign currency	1,023,095	(2)

Non-current
Foreign currency	1,216,948	(2)

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d) Customer advances:

	Ps.
Current
Local currency	25,459,156	(1)
Foreign currency	2,241,780	(1)

Non-current
Local currency	31,306,999	(1)

(1)	Does not accrue interest, except for Ps. 6,835,272 that accrue interest at a variable market rate.

e) Short-term and long-term debt:

Short-term debt
Local currency	33,469,785	(1)
Foreign currency	18,317,947	(1)

Long-term debt
Local currency	12,500,000	(1)
Foreign currency	145,720,750	(1)

(1)	Accrue interest at a fixed and variable market rate.

f) Salaries and social security payable:

Current
Local currency	3,085,989	(1)

(1)	Does not accrue interest.

g) Taxes payable:

Current
Local currency	6,687,885	(1)

Non Current
Local currency	13,579,177	(1)

(1)	Does not accrue interest, except for Ps. 1,870,341 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h) Related parties:

	Ps.
Current
Local currency	3,244,087	(1)

Non-current
Local currency	34,687,427	(1)

(1)	Does not accrue interest, except Ps. 34,633,204 that accrue interest at a fixed rate.

i) Other liabilities:

Current
Local currency	6,460,214	(1)

Non-current
Local currency	330,289	(1)

(1)	Does not accrue interest.

j) Provisions

Non-current
Local currency	5,144,191	(1)

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6. to the unaudited financial statements.

ALTO PALERMO S.A. (APSA)

8.	Current values.

See Notes 2.5.and 2.6.to the unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7.to the unaudited financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No, 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	230,246,794	190,123,276	Fire, full risk and dismissed profit
Alto Palermo Shopping	146,415,678	197,561,346	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	100,809,765	63,200,916	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	87,651,792	85,985,623	Fire, full risk and dismissed profit
Patio Bullrich Shopping	65,280,795	110,798,450	Fire, full risk and dismissed profit
Alto Noa Shopping	50,438,508	29,516,571	Fire, full risk and dismissed profit
Buenos Aires Design	60,130,825	16,551,176	Fire, full risk and dismissed profit
Alto Rosario Shopping	83,190,889	80,049,467	Fire, full risk and dismissed profit
Mendoza Plaza Shopping	118,656,598	92,847,903	Fire, full risk and dismissed profit
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 15.

Autonomous City of Buenos Aires, May 11, 2006

Eduardo S. Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2006 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2006 and 2005 and the complementary notes 1 to 18 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the nine-month periods ended March 31, 2006 and 2005, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As indicated in Note 18 to the basic financial statements, the Company recorded a claim receivable against insurance companies amounting to $ 7.4 million, corresponding to the recovery of the loss incurred in the fire at one of the Company’s shopping malls. The final amount of the recovery is subject to the final settlement to be made by the insurance companies, which at the date of these financial statements has not yet been completed. After March 31, 2006, the Company collected an advance amounting to $ 2.1 million in connection with that claim.

4.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued our unqualified report on September 7, 2005, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at March 31, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them other than those indicated in point 3 above;

Limited Review Report (Continued)

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2005.

5.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2006, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 510,879 none of which was claimable at that date.

Autonomous City of Buenos Aires, May 11, 2006

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	Marcelo Héctor Fuxman
Dr. Andrés Suarez	Public Accountant (U.B.A.)
Contador Público (U.B.A.)	C.P.C.E.C.A.B.A. Tº 134 Fº 85
C.P.C.E.C.A.B.A. Tº 245 Fº 61	Professional Registration of the Firm
C.P.C.E.C.A.B.A. Tº 1 Fº 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 26, 2006